UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(RULE 14A-101)
Schedule 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant   X

Filed by a Party other than the Registrant

Check the appropriate box:

Preliminary Proxy Statement

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

X   Definitive Proxy Statement

Definitive Additional Materials

Soliciting Material Pursuant to §240.14a-12

S&W SEED COMPANY
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

X   No fee required.

Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

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Fee paid previously with preliminary materials.

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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25552 South Butte | P.O. Box 235
Five Points, CA 93624 | Five Points, CA 93624

October 28, 2011

Dear Stockholder:

The 2011 Annual Meeting of Stockholders of S&W Seed Company (the "Company") will be held at The Palazzo Resort Hotel, 3255 Las Vegas Boulevard South, Las Vegas, Nevada, on Saturday, December 10, 2011 at 1:00 p.m. local time.

The attached materials include the Notice of Annual Meeting and the Proxy Statement, both of which describe the business to be transacted at the meeting. We ask that you give them your careful attention. The Board of Directors recommends that you approve the proposals set forth in the proxy statement.

After the formal portion of the Annual Meeting, we will be reporting on your Company's activities, and you will have an opportunity to ask questions about its operations.

We hope that you are planning to attend the Annual Meeting personally, and we look forward to seeing you. It is important that your shares be represented at the meeting, whether or not you are able to attend in person. Accordingly, the return of the enclosed proxy as soon as possible will be greatly appreciated and will ensure that your shares are represented at the Annual Meeting. If you do attend the Annual Meeting, you may, of course, withdraw your proxy if you wish to vote in person. However, please be aware that your presence in person at the meeting will not automatically revoke your proxy. You will need to affirmatively revoke it in order to vote in person. The details of how to do this are explained in the proxy statement.

On behalf of the Board of Directors, I would like to thank you for your continued support and confidence.

Sincerely,

Grover T. Wickersham

Grover T. Wickersham
Chairman of the Board



S&W SEED COMPANY
25552 South Butte Avenue
Five Points, California 93624

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On December 10, 2011

Dear Stockholder:

You are cordially invited to attend the 2011 annual meeting of stockholders (the "Annual Meeting") of S&W Seed Company, a Delaware corporation (the "Company"). The meeting will be held on December 10, 2011 at 1:00 p.m. local time at The Palazzo Resort Hotel, 3255 Las Vegas Boulevard South, Las Vegas, Nevada, for the following purposes:

1. to elect six directors to hold office until the 2012 annual meeting;

2. to approve the reincorporation of the Company in Nevada through the merger of S&W Seed Company, a Delaware corporation, with and into a newly created, wholly-owned Nevada subsidiary, S&W Seed Company;

3. to ratify the selection by the audit committee of the board of directors of M&K CPAS, PLLC as independent registered public accounting firm of the Company for its fiscal year ending June 30, 2012; and

4. to conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this Notice.

The record date for the Annual Meeting is October 25, 2011. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Mark S. Grewal

President and Chief Executive Officer
Five Points, California
October 28, 2011

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

The board of directors recommends that you vote FOR the proposals identified above.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on December 10, 2011

Rules adopted by the Securities and Exchange Commission (the "SEC") allow companies to send stockholders a Notice of Internet Availability of proxy materials, rather than mail them full sets of proxy materials. This year, we chose to mail full packages of materials to our stockholders. However, in the future we may take advantage of this distribution option. We have, however, made available on our website a set of our proxy materials, including the notice of meeting, this proxy statement and the Annual Report on Form 10-K. For your convenience, you can access those materials under "Annual Report and Proxy" on the Investors page of our website at *www.swseedco.com* but you will not be able to vote on that website. If, in the future, we choose to send such notices, they would contain instructions on how stockholders can access our official notice of annual meeting and proxy statement via the Internet. It would also contain instructions on how stockholders could request to receive their materials electronically or in printed form on a one-time or ongoing basis.

PROXY STATEMENT
FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT PROCEDURAL MATTERS

Annual Meeting

Q: **Why am I receiving these proxy materials?**

A: Our board of directors is providing these proxy materials to you in connection with the solicitation of proxies for use at the 2011 Annual Meeting of Stockholders (the "Annual Meeting") to be held on December 10, 2011 at 1:00 p.m., Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters described herein.

Pursuant to rules promulgated by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials and by notifying you of the availability of our proxy materials on the Internet. The accompanying proxy card identifies the date, time and location of the Annual Meeting; the proposals to be voted upon at the Annual Meeting, together with the board of directors' recommendations with regard to such proposals.

Q: **When did S&W Seed Company send the proxy solicitation materials?**

A: The proxy solicitation materials were first mailed on or about November 4, 2010 to all stockholders entitled to vote at the Annual Meeting.

Q: **Where is the Annual Meeting?**

A: The Annual Meeting will be held at The Palazzo Resort Hotel, 3255 Las Vegas Boulevard South, Las Vegas, Nevada.

Q: **May I attend the Annual Meeting?**

A: You are invited to attend the Annual Meeting if you were a stockholder of record or a beneficial owner as of October 25, 2011. You should bring photo identification for entrance to the Annual Meeting. The meeting will begin promptly at 1:00 p.m., Pacific Time.

Quorum and Voting

Q: **Who is entitled to vote at the Annual Meeting and how many votes do they have?**

A: Holders of record of our common stock (the "Common Stock"), on October 25, 2011 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date.

As of the Record Date, there were 5,800,000 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Cumulative voting for directors is not permitted.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: A quorum must be present at the Annual Meeting before business can be conducted. A quorum will be present if a majority of the shares entitled to vote are represented in person or by proxy at the meeting. Shares represented by a proxy with instructions to withhold authority to vote or to abstain from voting on any matter will be considered present for purposes of determining the existence of a quorum. Shares represented by a proxy as to which a broker, bank, custodian or other nominee has indicated that it does not have discretionary authority to vote on any matter (sometimes referred to as "broker non-votes") will also be considered present for purposes of determining the existence of a quorum.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner, and how does this impact the manner in which I can vote my shares?

A: Most of our stockholders hold their shares beneficially in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If, on October 25, 2011, your shares were registered directly in your name with our transfer agent, Transfer Online, Inc., you are a stockholder of record who may vote at the Annual Meeting, and we are sending these proxy materials directly to you. As the stockholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on October 25, 2011, your shares are held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held "in street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee holder who is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and to attend the Annual Meeting. If your shares are held in street name, you will receive instructions from your holder of record that must be followed in order for the record holder to vote the shares per your instructions.

If you provide specific voting instructions, your shares will be voted as you instruct. If you sign but do not provide instructions, your shares will be voted as described below. Many banks and brokerage firms have a process for their beneficial holders to provide instructions over the phone or via the Internet. If Internet or telephone voting is unavailable from your bank or brokerage firm, please complete and return the enclosed voting instruction card in the addressed, postage paid envelope provided.

If you do not otherwise instruct your broker, bank or other nominee holder, the record holder may turn in a proxy card voting your shares "FOR" routine matters but expressly instructing that the broker is NOT voting on non-routine matters, which is a "broker non-vote." A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. If you hold your shares "in street name" through a broker, bank or other nominee holder, then the broker, bank or other nominee holder who holds your shares has the authority under the applicable stock exchange rules to vote on certain items when they have not received instructions from you. **If you hold your shares "in street name" it is critical that you cast your vote, if you want it to count in the election of directors (Proposal One) or with respect to the decision to reincorporate the Company in Nevada (Proposal Two).** If you hold your shares "in street name," and you do not instruct your bank, broker or other nominee how to vote in the election of directors, no votes will be cast on your behalf for Proposal One or Proposal Two. Your bank, broker or other nominee will, however, continue to have discretion to vote your uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal Three).

Q: **How can I vote my shares in person at the Annual Meeting?**

A: *Stockholders of record* – Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting, even if previously voted by another method. You would also be able to execute a proxy at the Annual Meeting.

Beneficial owners – Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the Annual Meeting, we recommend that you submit your vote as described below, so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: **How can I vote my shares without attending the Annual Meeting?**

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy; please refer to the voting instructions below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee; please refer to the voting instructions provided to you by your broker, trustee or nominee.

Mail – If you choose to vote by mail, indicate your vote by completing, signing and dating the proxy card where indicated and by returning it in the prepaid envelope included with the proxy card. If the envelope is missing, please mail your completed proxy card to S&W Seed Company c/o Transfer Online, Inc., 512 SW Salmon Street, Portland, OR 97214. Proxies received by mail later than December 9, 2011 will not be accepted due to the logistics of necessitating mail delivery to a post office box and a Saturday meeting date out of state. Therefore, if you choose to mail your proxy, make sure you allow sufficient time to reach our Five Points post office box on or before December 9, 2011.

Internet – If you choose to vote by Internet, please follow the Internet voting instructions provided on the proxy card. This method will only be available if the broker, bank or other nominee holder that is the stockholder of record of your shares has made this method of voting available.

Telephone – If you choose to vote by telephone, please follow the telephonic voting instructions provided on the proxy card. This method will only be available if the broker, bank or other nominee holder that is the stockholder of record of your shares has made this method of voting available.

Q: How will my shares be voted if I submit a proxy and do not make specific choices?

A: If you sign and return your proxy card but do not give any voting instructions, your shares will be voted in favor of the election of each of the director nominees listed in Proposal One, in favor of the reincorporation proposal, which is Proposal Two, and in favor of the ratification of the appointment of our independent registered public accounting firm, which is Proposal Three.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the proxyholders will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: May I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

Stockholders of record – If you are a stockholder of record, you may change your vote by (i) filing with our Corporate Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or another duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (ii) by attending the Annual Meeting, revoking your proxy and voting in person (**although attendance at the Annual Meeting will not, by itself, revoke a proxy**). Any written notice of revocation or subsequent proxy card must be received by our Corporate Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to our Corporate Secretary or the Inspector of Elections at the Annual Meeting or should be sent so as to be delivered to our principal executive offices located at 25552 South Butte Avenue, Five Points, CA 93624 (if delivering in person or by overnight mail) or if delivered by U.S. Mail to Post Office Box 235, Five Points, CA 93624, in both cases, directed to the attention of the Corporate Secretary. If mailing a notice of revocation, please provide sufficient time for the revocation to be received no later than December 9, 2011 since mail delivery on December 10, 2011 will not be picked up until after the Annual Meeting. You may also fax the notice of revocation to (559) 884-2750 until 4:00 p.m. P.S.T. on December 9, 2011 or e-mail it to secretary@swseedco.com.

Beneficial owners – If you are a beneficial owner of shares held in street name, you may change your vote (i) by submitting new voting instructions to your broker, trustee or other nominee, or (ii) if you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person. Note that the same timing restrictions explained in the paragraph above relating to stockholders of record apply to beneficial owners desiring to revoke or change your votes.

Q: **What proposals will be voted on at the Annual Meeting?**

A: At the Annual Meeting, stockholders will be asked to vote on:

1. The election of six directors to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified;

2. A proposal to move the state of incorporation from Delaware to Nevada through a merger of the Company with a newly-created, wholly-owned subsidiary, S&W Seed Company, a Nevada corporation (the "Reincorporation");

3. The ratification of the appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2012; and

4. Any other business that may properly come before the Annual Meeting.

Q: **What is the voting requirement to approve each of the proposals and how does the board of directors recommend that I vote?**

A: *Proposal One* – The six nominees receiving the highest number of votes will be elected to the board of directors. You may vote either "FOR" or "WITHHOLD" for each director nominee.

A properly executed proxy marked "WITHHOLD" with respect to the election of a director will not be voted with respect to such director, although it will be counted for purposes of determining whether there is a quorum. Broker non-votes will not affect the outcome of the election of directors. **The board of directors recommends that you vote your shares "FOR" each of the six nominees listed in Proposal One**.

Proposal Two – The affirmative vote of a majority of the outstanding shares of the Company entitled to vote on the proposal is required to approve the Reincorporation. **The board of directors recommends that you vote your shares "FOR" Proposal Two**.

Proposal Three – The affirmative vote of a majority of the shares present, represented and entitled to vote on the proposal is required to ratify the appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2012. **The board of directors recommends that you vote your shares "FOR" Proposal Three**.

You may vote "FOR," "AGAINST" or "ABSTAIN" on Proposals Two and Three. Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal. However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal and will not affect the outcome of voting on this proposal.

Q: **Who is soliciting votes and will bear the cost of soliciting votes for the Annual Meeting?**

A: We are soliciting the votes and will bear all expenses of soliciting proxies. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable out-of-pocket expenses in forwarding solicitation material to such beneficial owners. Some of our directors, officers and employees may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be significant.

Q: Where may I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K within four business days following the Annual Meeting.

Additional Information

Q: What should I do if I receive more than one copy of proxy materials?

A: If you received more than one copy of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the voting instructions on *each* voting instruction card that you receive to ensure that all of your shares are voted.

Q: May I access S&W Seed Company's proxy materials and Annual Report on Form 10-K over the Internet?

A: You may access this proxy statement and the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (the "2011 Annual Report") the under "Annual Report and Proxy" on the Investors page of our website at *www.swseedco.com*. The 2011 Annual Report is not incorporated into this proxy statement and is not considered proxy soliciting material.

Q.   May I obtain copies of the exhibits to the 2011 Annual Report?

A.   A copy of the 2011 Annual Report is enclosed with this proxy statement, but we have not included the exhibits to the 2011 Annual Report. The 2011 Annual Report includes a list of the exhibits that were filed with it, and we will furnish without charge a copy of any such exhibit to any person who requests one. For further information, contact Matthew K. Szot, Chief Financial Officer, 25552 South Butte Avenue, P.O. Box 235, Five Points, CA 93624, telephone (559) 884-2535, e-mail mszot@swseedco.com. Our 2011 Annual Report and our other filings with the SEC, including the exhibits, are also available at no cost at the SEC's website, www.sec.gov.

Q: Is there any information that I should know about future meetings (what is the deadline for receipt of stockholder proposals for the 2012 Annual Meeting of Stockholders)?

A: If you would like to submit a proposal for inclusion in the proxy materials to be distributed in connection with our 2012 annual meeting, such proposal must be received by the company no later than July 7, 2012. To be eligible for inclusion in our 2012 proxy materials, proposals must conform to the requirements set forth in Regulation 14A under the Exchange Act.

Q: Who will count the votes?

A: A representative from Transfer Online will act as inspector of elections and will tabulate the votes. The inspector will separately tabulate "FOR" and "AGAINST" votes, abstentions and broker non-votes for each proposal.

Q: What is the mailing address for S&W Seed Company's principal executive offices?

A: Our principal executive office, and the address used for personal delivery or delivery by overnight mail or courier services, is 25552 South Butte Avenue, Five Points, CA 93624. The address used for delivery by U.S. Mail is Post Office Box 235, Five Points, CA 93624.

Any written requests for additional information, copies of the proxy materials and 2011 Annual Report, notices of stockholder proposals, recommendations for candidates to the board of directors, communications to the board of directors or any other communications should be sent to this address.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of October 25, 2011, by:

- each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

- our one executive officer named in the Summary Compensation Table and our current directors and director nominees; and

- all of our executive officers and directors as a group.

Except as otherwise indicated below, the address of each beneficial owner listed in the table is c/o S&W Seed Company, 25552 South Butte Avenue, Five Points, CA 93624.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 5,800,000 shares of common stock outstanding on October 25, 2010. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 25, 2011 (December 24, 2011). We did not deem these exercisable shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Held		Number of Shares Subject to Options or Warrants Exercisable by December 24, 2011		Total Shares Beneficially Owned		
					Number		Percentage
Principal Stockholder							
Yellowjacket, LP(1) .... P.O. Box 524 Glenbrook, NV 89413	2,191,000		0		2,191,000		37.8%
Sophrosyne Capital, LLC 156 East 36th Street At 2 Sniffen Court New York, NY 10016	550,203		0		550,203		9.5
Directors and Executive Officers							
Mark S. Grewal	2,000		89,498	(2)	91,498	(2)	1.6
Michael C. Culhane	0		15,000		15,000		*
Michael M. Fleming	0		15,000		15,000		*
Michael N. Nordstrom	0		15,000		15,000		*
Charles B. Seidler	38,000		53,000	(3)	91,000	(3)	1.6%
Grover T. Wickersham	94,963	(4)	28,996	(5)	123,959	(4)(5)	2.1%
All executive officers, and directors as a group (8 persons)	134,963	(4)	238,988	(6)	373,951	(4)(6)	6.2%

_____

(1) The General Partner of Yellowjacket, LP is Robert W. Lishman, Jr. The General Partner may be deemed to be the beneficial owner of the portfolio securities owned by Yellowjacket. Mr. Lishman disclaims beneficial ownership of all such portfolio securities except to the extent of his pecuniary interest therein.

(2) Includes (i) 2,000 shares of common stock issuable upon exercise of outstanding warrants and (ii) 87,498 shares of common stock issuable upon exercise of currently exercisable options.

(3) Includes (i) 38,000 shares of common stock issuable upon exercise of outstanding warrants; and (ii) 15,000 shares of common stock issuable upon exercise of currently exercisable options.

(4) Includes 28,913 shares of common stock that Mr. Wickersham owns jointly with his wife as community property and 21,908 shares of common stock that he owns as his separate property. Also includes (i) 12,097 shares of common stock owned by Mr. Wickersham's minor daughter's irrevocable trust, for which he serves as trustee; (ii) 10,173 shares of common stock owned by a corporation in which Mr. Wickersham is a director, executive officer and controlling shareholder; (iii) 21,872 shares of common stock owned by a corporation wholly-owned by Mr. Wickersham. Mr. Wickersham may be deemed to be the beneficial owner of these shares but he disclaims

beneficial ownership of the securities owned by the trust and the shares owned by the corporations except to the extent of his pecuniary interest in such entities.

(5)   Includes (i) 24,996 shares of common stock issuable upon exercise of currently exercisable options and (ii) 4,000 shares issuable upon exercise of warrants owned by his minor daughter's irrevocable trust.

(6)   Includes (i) 194,988 shares of common stock issuable upon exercise of currently exercisable stock options; and (ii) 44,000 shares of common stock issuable upon exercise of outstanding warrants.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Executive officers, directors and greater than ten percent stockholders are required by SEC regulation to provide to us copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended June 30, 2011, our executive officers, directors and greater than ten percent stockholders complied with all Section 16(a) filing requirements applicable to these executive officers, directors and greater than ten percent stockholders.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors is elected by our stockholders to oversee our business and affairs. In addition, the board of directors counsels, advises and oversees management in the long-term interests of our company and our stockholders regarding a broad range of subjects including:

- selecting and evaluating the performance of our Chief Executive Officer ("CEO") and other senior executives;

- reviewing and approving major financial, strategic and operating decisions and other significant actions;

- overseeing the conduct of our business and the assessment of our business risks to evaluate whether our business is being properly managed; and

- overseeing the processes for maintaining integrity with regard to our financial statements and other public disclosures, and compliance with law and ethical standards.

Members of the board of directors monitor and evaluate our business performance through regular communication with our CEO and other members of management, and by attending board meetings and board committee meetings.

Code of Business Conduct and Ethics

Our board of directors values effective corporate governance and adherence to high ethical standards. As such, the board has adopted a Code of Business Conduct and Ethics, which is applicable to all of our employees, officers and directors, including our senior executive and financial officers. Our Code of Business Conduct and Ethics is available on our corporate website located at *www.swseedco.com/investors*.

We will provide our code of ethics in print without charge to any stockholder who makes a written request to: S&W Seed Company, 25552 South Butte Avenue, Post Office Box 235, Five Points, California 93624 or by e-mail to secretary@swseedco.com. Any waivers of the application of, and any amendments to, our code of ethics must be made by our board of directors and will be disclosed promptly on our Internet website, *www.swseedco.com*.

Board Structure and Composition

Our board of directors is committed to having a sound governance structure that promotes the best interests of our stockholders. To that end, our board has evaluated and will actively examine emerging corporate governance trends and best practices.

The stockholders elect all of our directors annually. We believe our board structure serves the interests of our stockholders by balancing board continuity and the promotion of long-term thinking with the need for director accountability.

Currently, our board of directors consists of six members and at this Annual Meeting, we are nominating a slate of six directors to serve until our annual meeting to be held in 2012.

Board Independence

Our board of directors is predominantly independent. Of our six standing directors, only one is an employee. Further, in September 2011, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors affirmatively determined that four of our six directors, namely Messrs. Culhane, Fleming, Nordstrom and Seidler, representing a majority of our directors, are "independent directors" as defined under the rules of the SEC and the NASDAQ Stock Market. Accordingly, following this election, our board will have four independent directors and two directors that do not qualify as independent under the applicable rules.

Board Leadership

The board does not have a policy on whether or not the roles of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee. The board believes that it should be free to make a choice from time to time in any manner that is in the best interests of our company and our stockholders. Currently, we separate the role of Chairman and Chief Executive Officer, with Mr. Wickersham serving as Chairman and Mr. Grewal serving as Chief Executive Officer. The Board believes that this separation is presently appropriate as it allows the Chief Executive Officer to focus primarily on leading the day to day operations of the Company, while the Chairman can focus on leading the Board in its consideration of strategic issues and monitoring corporate governance and other stockholder issues.

Each of the committees of the board consist entirely of independent directors.

Our Chairman is selected by a majority of the board of directors. The Chairman may be replaced at any time by a vote of a majority of the board of directors then serving; *provided, however*, that the Chairman may not be removed as a director of the Company except in accordance with the General Corporation Law of the State of Delaware, our by-laws, and other applicable law.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our board of directors has a policy of conducting executive sessions of the independent directors. The board periodically holds regular executive sessions of the independent directors. These directors may designate one of their number to preside at each session, although it need not be the same director at each session. Regardless of the fact that these executive sessions are required by NASDAQ, we believe they are important vehicles to encourage open communication. Whether a presiding director is selected for each session or not, one among the directors present shall be designated to communicate the results of each such meeting to the full board.

Board Meetings and Attendance

The board of directors met four times during fiscal 2011. Each member of the board of directors attended at least 75% of the meetings of the board of directors and committees held during the period for which he was a director or committee member.

Committees of the Board

The board of directors has three committees: an audit committee, a compensation committee and a nominating and governance committee. The committees took various actions by written consent during the fiscal year, in addition to holding in person and telephonic meetings. The following table provides membership and meeting information for fiscal 2011 for each of the committees:

Name	Audit	Compensation	Nominating and Corporate Governance
Michael C. Culhane	X	X	Chair
Michael M. Fleming	Chair	X	X
Michael N. Nordstrom	X	Chair	X
Charles B. Seidler	X	X	X
Total meetings in fiscal 2011	1	1	0

Audit Committee

The audit committee of the board of directors was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, to oversee our corporate accounting and financial reporting processes and audits of its financial statements. We are required to have an audit committee in order to maintain our listing on the NASDAQ Capital Market. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for audit committee independence and financial literacy under the current rules and regulations of the SEC and the NASDAQ Stock Market. The board of directors has also determined that Mr. Fleming is an "audit committee financial expert" as defined in SEC rules and satisfies the financial sophistication requirements of NASDAQ. This designation does not impose on Mr. Fleming any duties, obligations or liabilities that are greater than is generally imposed on him as a member of our audit committee and our board of directors.

The audit committee is responsible for, among other things:

- selecting, hiring and terminating our independent auditors;

- evaluating the qualifications, independence and performance of our independent auditors;

- approving the audit and non-audit services to be performed by the independent auditors;

- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations;

- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and annual and quarterly reports on Forms 10-K and 10-Q; and

- providing to the board of directors information and materials to make the board of directors aware of significant financial and audit-related matters that require the attention of the board of directors.

The audit committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our audit committee is available on the Investors page on our website located at *www.swseedco.com.*

The Audit Committee Report is included in this proxy statement on page 33.

Compensation Committee

Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current NASDAQ rules, the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The compensation committee is responsible for, among other things:

- overseeing our compensation policies, plans and benefit programs and making recommendations to the board of directors with respect to improvements or changes to the compensation plans and adoption of other plans;

- reviewing and approving with respect to our chief executive officer and other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, signing bonuses or payments of relocation costs and any other benefits, compensation or arrangements;

- evaluating and approving the corporate goals and objectives relevant to the compensation of our chief executive officer; and

- administering our equity compensation plans.

The compensation committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our compensation committee is available on the Investors page on our website located at *www.swseedco.com*.

Nominating and Governance Committee

Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current rules of the SEC and NASDAQ.

The goal of the nominating and governance committee is to ensure that the members of our board of directors have a variety of perspectives and skills derived from high-quality business and professional experience. The nominating and governance committee seeks to achieve a balance of knowledge, experience and capability on our board of directors. To this end, the committee seeks nominees with high professional and personal integrity, an understanding of our business lines and industry, diversity of business experience and expertise, broad-based business acumen and the ability to think strategically. Although neither we nor our nominating and governance committee has a formal policy about diversity in the nominee selection process, our nominating and governance committee charter states that the committee's goal is to develop a diverse and experienced board. In the context of the existing composition and needs of the board and its committees, the nominating and governance committee considers various factors, including, but not limited to, independence, age, diversity (which, in this context, means race, ethnicity and gender), integrity, skills, financial and other expertise, breadth of experience and knowledge about our business or industry. Although the nominating and governance committee uses these and other criteria to evaluate potential nominees, we have not established any particular minimum criteria for nominees. After its evaluation of potential nominees, the committee submits nominees to the board of directors for approval. When appropriate, the nominating and governance committee may in the future retain executive recruitment firms to assist in identifying suitable candidates but has not done so in connection with this first Annual Meeting.

The nominating and governance committee is responsible for, among other things:

- assisting our board of directors in identifying prospective director nominees and recommending to our board of directors the director nominees for each annual meeting of stockholders;

- evaluating the performance of current members of our board of directors;

- ensuring that our board of directors is properly constituted to meet its fiduciary obligations to us and our stockholders and that we follow appropriate governance standards;

- developing principles of corporate governance and recommending them to our board of directors;

- overseeing compliance by our board of directors and its committees with applicable laws and regulations, including those promulgated by the rules of the SEC and the NASDAQ Stock Market; and

- overseeing the evaluation of our board of directors and management.

The nominating and governance committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our nominating and governance committee is available on the Investors page on our website located at *www.swseedco.com*.

Board Risk Oversight

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our full board of directors, our senior management are responsible for the day-to-day management of the material risks S&W faces. In its oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Annually, our board of directors will hold strategic planning sessions with senior management to discuss strategies, key challenges, risks and opportunities for S&W. This involvement of the board of directors in setting our business strategy is a key part of its oversight of risk management, its assessment of management's appetite for risk and its determination of what constitutes an appropriate level of risk for S&W. Additionally, our board of directors regularly receives updates from senior management and outside advisors regarding certain risks we face, including various operating risks. Our senior management attends meetings of our board of directors and its committees and as is otherwise needed, and are available to address any questions or concerns raised by the board on risk management and any other matters.

Each of our board committees oversees certain aspects of risk management. Our audit committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, internal investigations, and enterprise risks, generally. Our nominating and governance committee oversees our corporate governance guidelines and governance-related risks, including such issues as board independence, as well as senior management and director succession planning. Our compensation committee oversees risks related to compensation policies and practices, and is responsible for establishing and maintaining compensation policies and programs designed to create incentives consistent with the Company's business strategy that do not encourage excessive risk-taking. The board committees will report their findings to the full board of directors at each regularly scheduled meeting and as is otherwise needed.

In connection with its oversight of compensation-related risks, our compensation committee will review an assessment by management of our company's compensation programs and practices for our employees, including our executive and non-executive programs and practices. In that review, the compensation committee will evaluate whether our policies and programs encourage unnecessary or excessive risk taking and controls, and how such policies and programs are structured with respect to risks and rewards, as well as controls designed to mitigate any risks.

Additional review or reporting on enterprise risks will be conducted as needed or as requested by the board of directors or a committee thereof.

Communications with the Board

Stockholders and interested parties who wish to contact our board of directors, our Chairman, any other individual director, or the non-management or independent directors as a group, are welcome to do so in writing, addressed to such person(s) in care of our Corporate Secretary. E-mail correspondence of this nature should be sent to secretary@swseedco.com, and other written correspondence should be addressed to S&W Seed Company, 25552 South Butte Avenue, Five Points, CA 93624, Attention: Secretary.

Our Corporate Secretary, who is also our legal counsel, has undertaken to forward all written stockholder correspondence to the appropriate director(s), except for spam, junk mail, mass mailings, customer complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Secretary will determine, in her discretion, whether any response is necessary and may forward certain correspondence, such as customer-related inquiries, elsewhere within our company for review and possible response. Comments or questions regarding our accounting, internal controls or auditing matters will be referred to the audit committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to the nominating and governance committee. Comments or questions regarding executive compensation will be referred to the compensation committee.

DIRECTOR COMPENSATION

Overview

Our non-employee directors receive a combination of equity and cash compensation for serving on our Board. Our one director who is an employee – Mr. Grewal – does not receive board fees or equity for his board service, but does receive equity awards in connection with his employment, along with other company employees. The compensation committee is responsible for reviewing the equity and cash compensation for non-employee directors on an annual basis and making recommendations to the Board, in the event it determines changes are needed. To date, the compensation committee has not worked with an independent compensation consultant to review non-employee director compensation. The compensation committee could retain such independent advice in the future but at this early stage of being a smaller reporting company, the compensation committee has not seen the need to seek such third party advice.

Compensation

The following table summarizes the fiscal 2011 compensation earned by each member of the Board other than Mr. Grewal, whose compensation is described under "Executive Compensation" beginning on page 17. Mr. Grewal did not receive any compensation from us in his role as a director in fiscal 2011.

Director Summary Compensation Table

	Board Fees Earned or Paid in Cash ($)(1)
Michael C. Culhane	$12,250
Michael M. Fleming	20,500
Michael N. Nordstrom	14,500
Charles B. Seidler	13,750
Grover T. Wickersham	33,000

_____

(1)   See the table under the caption "Annual Retainer and Per Meeting Fees for Non-Employee Directors" for an explanation and breakdown of the cash fees.

No options or other equity awards were granted during the fiscal year ended June 30, 2011.

Annual Retainer and Per Meeting Fees for Non-Employee Directors

Directors who are also our employees do not receive any additional compensation for their service on the board. Non-employee directors are paid an annual cash retainer of $6,000. The Chairman of the Audit Committee is paid an additional $6,000 per year cash retainer for his service in that capacity. The Chairman of the Board is paid an additional annual sum of $78,000, payable monthly, for services he renders.

In addition to the annual retainer, non-employee directors receive:

- $1,500 for each in-person board meeting attended;

- $750 for each telephonic board meeting attended; and

- $500 for each committee meeting attended, whether in person or telephonically.

We reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

The following table summarizes the cash compensation paid in fiscal 2011 to our directors for service on the board. The totals include the fees paid for attendance at one board meeting and one committee meeting held in fiscal 2010 but not paid until fiscal 2011. An additional $1,500 was earned by each of Messrs. Fleming, Nordstrom, Seidler and Wickersham for attendance at one board meeting, the board fees for which were not paid until fiscal 2012.

Director Name	Annual Retainer	Board Meetings	Committee Meetings	Other Compensation	Total
Michael C. Culhane	$6,000	$5,250	$1,000	–	$12,250
Michael M. Fleming	6,000	7,500	1,000	$6,000(1)	20,500
Michael N. Nordstrom	6,000	7,500	1,000	–	14,500
Charles B. Seidler	6,000	6,750	1,000	–	13,750
Grover T. Wickersham(1)	6,000	7,500	–	19,500(2)	33,000

_____

(1) Mr. Fleming is paid an additional $6,000 to serve as the Chairman of the Audit Committee.
(2) Mr. Wickersham is paid an additional $6,500 per month for his services as Chairman of the Board. These payments commenced in April 2011.

EXECUTIVE COMPENSATION

Compensation Philosophy and Processes

We seek to provide a level of compensation for our executive officers that is competitive with publicly-traded companies similar in both size and industry. We hope to attract, retain, and reward executive officers who contribute to our success, to align executive officer compensation with our performance and to motivate executive officers to achieve our business objectives. We compensate our senior management through a mix of base salary, bonus and equity compensation.

Our compensation committee determines and recommends to our board of directors the compensation of our executive officers. The compensation committee also administers our 2009 Equity Incentive Plan. The compensation committee reviews base salary levels for executive officers of our company and recommends raises and bonuses based upon the company's achievements, individual performance and competitive and market conditions. The compensation committee may delegate certain of its responsibilities, as it deems appropriate, to compensation subcommittees or to our officers, but it has not elected to do so thus far.

Executive Officer Compensation

The following Summary Compensation Table sets forth certain information regarding the compensation of Mark S. Grewal, our chief executive officer during the fiscal year ended June 30, 2011. Mr. Grewal is sometimes referred to in this proxy statement as the "Named Executive Officer." Although Mr. Grewal is the only executive officer whose compensation is required to be set forth in the following table because no other person who served as an executive officer at any time in fiscal 2011 received total compensation of more than $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)(1)	Total ($)	
Mark S. Grewal	2011	$161,500		$25,000	–	$195,500	(2)
President and	2010	12,750	(3)	–	$114,904	127,654	
Chief Executive Officer							

_____

(1) Represents the aggregate grant-date fair value of the stock options awarded to the Named Executive Officer in fiscal 2010, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). Assumptions used in the calculation of the grant-date fair value are set forth in Note 10 to our Consolidated Financial Statements for the fiscal year ended June 30, 2010 included in our Annual Report on Form 10-K for such fiscal year. No options were granted to the Named Executive Officer in fiscal 2011.
(2) Includes perquisites totaling less than $10,000.
(3) Includes approximately $3,541 of unpaid salary that was paid in fiscal 2011.

Employment Agreements

Mr. Grewal

Effective October 1, 2010, Mr. Grewal became a full-time employee of our company. Prior to October 1, 2010, he worked part-time for the company, devoting a minimum of 80 hours per month to carrying out his duties as our President and Chief Executive Officer. We entered into an employment agreement with Mr. Grewal, effective January 1, 2011 Under the terms of the Employment Agreement, the Company has agreed to pay Mr. Grewal an annual salary of $225,000 (the "Base Salary") and $1,000 per month to cover an automobile allowance, plus reimbursement for gasoline and oil. Mr. Grewal will also be entitled to receive periodic bonuses from time to time in the discretion of the Compensation Committee of the Board of Directors (the "Committee"), and he will entitled to participate in the Company's equity incentive plans that are in effect from time to time.

The Base Salary will be subject to review by the Committee not less frequently than annually, and adjustments to the Base Salary may be made in the discretion of the Committee. The Base Salary may not be reduced other than (i) pursuant to a reduction that also is applied to substantially all other executive officers of the Company in a substantially similar manner and proportion or (ii) to give effect to the Committee's policy, if any and as published in documents filed with the Securities and Exchange Commission, for aligning Mr. Grewal's compensation with the compensation of chief executive officers of the Company's peer group.

In the event Mr. Grewal's employment is terminated without "cause," he will be entitled to receive a cash severance of three months of his Base Salary in effect immediately before the Date of Termination if it occurs during the first year of the employment term and six months of Base Salary, if terminated thereafter. In addition, if such termination without cause occurs prior to the third anniversary of the effective date of the Employment Agreement (*i.e.*, January 1, 2014), any unvested options granted pursuant to an equity incentive plan will be accelerated and become fully-vested and non-forfeitable. If Mr. Grewal is terminated for cause, all vesting of outstanding options or other equity awards will terminate and he will not be entitled to additional cash payments.

No later than 90 days before the end of the term of the Employment Agreement, the Company and Mr. Grewal will discuss whether and under what circumstances the Employment Agreement will be renewed.

Mr. Szot

Since March 2010, Matthew K. Szot, our Vice President of Finance and Chief Financial Officer, has worked with us on a part-time basis pursuant to a Support Services Agreement between our company and Cardiff Partners, LLC. Under this arrangement, Cardiff Partners agreed to make Mr. Szot available to perform the functions of our Vice President of Finance and Chief Financial Officer for a monthly management services fee of $8,400, plus reimbursement of reasonable expenses. In addition, Mr. Szot was granted 25,000 options under our 2009 Equity Incentive Plan in fiscal 2010. Under this agreement, Mr. Szot is not paid directly by our company and his compensation is not tied directly to the payments we make to Cardiff Partners. This agreement had an initial term of 12 months, which is automatically renewable for successive 12-month periods unless either party delivers written notice within 30 days of the end of the term that it does not intend to extend the arrangement for an additional 12 months. The monthly fee increases five percent annually upon each successive extension.

In October 2011, we hired Mr. Szot as our full-time Senior Vice President of Finance and Chief Financial Officer and entered into a two year employment agreement, effective November 1, 2011 (the "Szot Employment Agreement"). Under the terms of the Szot Employment Agreement, we have agreed to initially pay Mr. Szot an annual salary of $170,000 (the "Base Salary"), which will be subject to review by the Committee not less frequently than annually, and adjustments to the Base Salary may be made in the discretion of the Committee. Mr. Szot will also be entitled to bonus compensation to reflect his and our achievements and efforts from time to time, as determined by the Committee. Mr. Szot also remains eligible to participate in our incentive stock plan and other equity incentive plans that may be adopted from time to time

The Szot Employment Agreement further provides certain termination arrangements, including: (i) in the event of a termination without cause (as defined in the agreement), Mr. Szot will receive six months of his then-current Base Salary as severance; (ii) in the event of a change of control (as defined in the agreement) in which Mr. Szot is not retained in a comparable position, he will receive 12 months of Base Salary and his equity grants and awards will fully vest and be non-forfeitable; (iii) in the event of termination for cause, all vesting will immediately terminate, and only the earned and unpaid Base Salary will be paid; and (iv) in the event of other termination events, including death or disability, all payments will terminate immediately, other than payments earned and unpaid, and equity awards will be treated in the manner provided in the applicable plan and award agreement.

No later than 120 days before the end of the term of the Employment Agreement, we and Mr. Szot will discuss whether and under what circumstances the Szot Employment Agreement will be renewed.

2009 Equity Incentive Plan

Our 2009 Equity Incentive Plan (the "Plan") authorizes the grant and issuance of options and other equity compensation, including stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based compensation to employees, officers, directors and consultants. A total of 750,000 shares of common stock are reserved for issuance under the Plan. The Plan is administered by the compensation committee. Subject to the provisions of the Plan, the compensation committee determines who will receive the options or other awards, the number of options or other awards granted, the manner of exercise, vesting conditions, the exercise price of the options and other terms of the awards. The term of incentive stock options granted under the Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of stock options granted under the Plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted. As of June 30, 2011, we have outstanding 417,500 options granted under the Plan.

The following table sets forth information regarding each unexercised option award held by our Named Executive Officer as of June 30, 2011.

Outstanding Equity Awards at Fiscal Year End

| | Number of Securities Underlying Unexercised Options (#) | | Option Exercise Price | Option Expiration |
Name	Exercisable	Unexercisable	($)	Date
Mark S. Grewal(1)	33,332	66,668	$4.00	March 9, 2015
	25,000	50,000	4.00	June 14, 2015

_____

(1) Both of Mr. Grewal's stock options grants vest in 12 equal quarterly installments beginning on July 1, 2010 and thereafter on the first day of each succeeding fiscal quarter through and including April 1, 2013.

There have been no exercises of outstanding options by the Named Executive Officer.

PROPOSAL 1
ELECTION OF DIRECTORS

General

The business and affairs of our company are managed under the direction of the board of directors, as provided by Delaware law and our By-laws. The board of directors establishes corporate policies and strategies and supervises the implementation and execution of those policies and strategies by our officers and employees. The directors are kept informed of our company operations at meetings of the Board, through reports and analyses prepared by, and discussions with, company management.

Our Certificate of Incorporation provides that the number of members of the board of directors may be set by the board resolution. The board has currently set the size of the board of directors at six members. That number may be changed by further resolution of the board or by an amendment to the By-laws approved by the stockholders or the board. A board consisting of six directors is to be elected at the Annual Meeting.

The board proposes that the six director-nominees named in the following summary be elected as our directors, each to hold office until the 2011 Annual Meeting of Stockholders and until his successor is elected and qualified. If a quorum is present, the six nominees receiving the greatest number of votes cast at the meeting or its adjournment will be elected. Withheld votes will not be deemed votes cast in determining which nominees receive the greatest number of votes cast and will therefore have no effect on the election.

Nominees for Director

Unless otherwise instructed, the proxy holders will vote all of the proxies received by them for the Company's six nominees. Each of the following six directors has been nominated for election at the Annual Meeting: Michael C. Culhane, Michael M. Fleming, Mark S. Grewal, Michael N. Nordstrom,

Charles B. Seidler and Grover T. Wickersham (each, a "Nominee," and collectively, the "Nominees"). Each of the Nominees presently serves on our Board of Directors.

Proxies cannot be voted for a greater number of persons than the number of nominees named. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. We are not aware of any nominee who will be unable to, or for good cause will not, serve as a director, and each nominee has confirmed that he will serve on the Board if elected.

Information Regarding Nominees

A brief summary of each nominee's principal occupation and other information follows. None of the directors, nominee for director or executive officers were selected pursuant to any arrangement or understanding. There are no family relationships among our directors or executive officers.

Grover T. Wickersham (Age 62)
Non-executive Chairman of the Board, S&W Seed Company

Mr. Wickersham was elected our Chairman of the Board in October 2009. Mr. Wickersham is a private investor. For more than five years, Mr. Wickersham also has been retained as a consultant to Glenbrook Capital Management, a firm that serves as the general partner of a limited partnership that invests in public and private companies. Since its formation in May 2009, Mr. Wickersham has served as the Chairman of the Board of Triangle T Partners, LLC ("TTP"), a private entity that farms Central Valley farmland. In June 2010, he assumed the title of Chief Financial Officer of TTP. Until TTP dissolved its wholly-owned subsidiary in December 2010, Mr. Wickersham also served as Chairman of the Board and Chief Financial Officer of Triangle T Ranch, Inc. In addition, he serves as the Chairman of the Board of Trustees of Purisima, a mutual fund company. Mr. Wickersham holds an A.B. from the University of California at Berkeley, an M.B.A. from Harvard Business School and a J.D. from University of California, Hastings College of the Law. Because of his broad experience in international business, finance, securities law and corporate governance, including with public companies, we believe Mr. Wickersham is a valuable member of our Board of Directors.

Mark S. Grewal (Age 55)
President and Chief Executive Officer, S&W Seed Company

Mr. Grewal was appointed our President, Chief Executive Officer and a director in October 2009. Beginning in February 2009 until October 2009, he provided advisory services to S&W Seed Company, our predecessor general partnership (the "Partnership"). He became our full-time employee in October 2010. Since October 2009, he also has held the title of President and manager of our subsidiary, Seed Holding, LLC. Mr. Grewal served as the Chief Executive Officer, President and Farm Manager of Chowchilla, California-based Triangle T Partners, LLC ("TTP") from August 2009 through March 2011 and held the same positions with Triangle T Ranch, Inc. ("TTR"), the parent of TTP during the same period. At TTP and TTR, Mr. Grewal was responsible for all operations involved in farming a 13,000 acre diversified farming operation. From January 2006 until he joined TTR, Mr. Grewal was the principal of Grewal Consulting, in Lemoore, California, where he addressed water, land, drainage and fertilizing, herbicide and insecticide management issues. From February 2005 to December 2006, Mr. Grewal served as the Chief Operations Officer of SK Foods, in Lemoore, California, a leading grower and processor of vegetable products for remanufacturers, retail and foodservice markets ("SK Foods"). His responsibilities included being in charge of procuring raw products to ensure proper plant production, with the goal of maximizing cost benefits. For over 25 years, Mr. Grewal held various positions at JG Boswell, Co., in Corcoran, California, a very large grower of agricultural crops, including, from 1999 to February 2005,

Vice President of Ranching. At both SK Foods and JG Boswell, he managed over 300 employees. Mr. Grewal is Chairman of the Plant Science Advisory Council of California State University and a member of the Leadership Committee of California State University, Fresno. Mr. Grewal earned a B.S. in Agronomy from California State University, Fresno, and an M.A. in Leadership from Saint Mary's College, Moraga, California. His many years of experience working in various positions at major agricultural firms in the Central Valley contribute to both his invaluable insights and strategic thinking relevant to our business, as well as his numerous contacts in the farming community, all of which are of great benefit to our board and our company.

Michael C. Culhane (Age 43)
Founder, Oakwood Global Finance, LLP

Mr. Culhane was elected to our board in December 2009. In 2001, he founded Pepper Homeloans Pty Ltd., a privately-held financial services company specializing in the provision of financial services products, Sydney, Australia, where, since January 2011, he has served as Executive Chairman. In that capacity, he is responsible for profitability, strategy, mergers and acquisitions and international expansion. In 2002, he founded Oakwood Global Finance LLP, London, England, a financial services company specializing in valuing, trading and managing investments in financial assets that are exposed to real estate and consumer risk. He has served as the managing partner of Oakwood since inception and held the position of chief executive officer from 2003 until he left Oakwood in November 2010. Mr. Culhane has extensive board experience, currently sitting on the board of six non-U.S. companies and one U.S. company, none of which is publicly traded in the U.S. He holds a BSc (Econ) from the London School of Economics. We believe that because of his extensive experience in large financing transactions and in management of financial industry companies, Mr. Culhane brings to our Board and Audit Committee the sophisticated level of financial and management expertise and experience that will aid in many areas of the Company's operations and oversight.

Michael M. Fleming (Age 62)
Shareholder, Lane Powell PC

Mr. Fleming was elected to our board in October 2009. Mr. Fleming has been an attorney with Lane Powell PC in Seattle, Washington, specializing in real estate, dispute resolution, securities and environmental matters, since February 2000. He has also been the president and owner of Kidcentre, Inc., a company in the business of providing child care services in Seattle, since July 1988. Since April 1985, he has also been the president and owner of Fleming Investment Co., an investment company. Since 1997, he has served as a director (including serving as interim chairman of the board from June 2008 to June 2009) of Jones Soda Co., a developer, marketer, producer and distributor of premium beverages, located in Seattle. Mr. Fleming holds a Bachelor of Arts degree from University of Washington and a law degree from the University of California, Hastings College of the Law. We believe Mr. Fleming's qualifications to sit on our board of directors include his legal expertise in matters of business and corporate law. He also brings to our boardroom many years of experience and perspective drawn from sitting on other boards.

Michael N. Nordstrom (Age 54)
Owner, Law Offices of Michael N. Nordstrom

Mr. Nordstrom was elected to our board in October 2009. Since 1983, he has been a practicing lawyer, currently with offices in Corcoran, California, where he specializes in water and agricultural law. Since 1999, Mr. Nordstrom has also been a real estate broker specializing in agricultural real estate. Mr. Nordstrom served on the boards of both TTP and TTR until April 2011 and December 2010, respectively. Mr. Nordstrom earned a B.S. in Agricultural Management from California Polytechnic State University in San Luis Obispo, California, and his J.D. from Santa Clara University School of Law. Mr. Nordstrom has decades of experience advising Central California clients on water rights and property issues. He also has extensive relationships in the farming community where our seed production is centered. Because of his extensive experience in agriculture and water-related legal and regulatory issues, as well as his extensive contacts in the Central Valley, Mr. Nordstrom brings an expertise and value to our board that is not widely available elsewhere.

Charles B. Seidler (Age 34)
Executive Director, Nomura Securities

Mr. Seidler was elected to our board in June 2010. Mr. Seidler joined Nomura Securities as a senior member of a proprietary trading group in New York, New York. Prior thereto, from January 2007 through June 2010, Mr. Seidler held various senior positions at Deutsche Bank AG in Tokyo, Japan, including Head of JPY/UST International Sales (from March 2009 until his departure in June 2010), JPY Flow Trader (from September 2008 to March 2009) and Rates Proprietary Trader from January 2007 to September 2008. Between March 2003 and January 2007, Mr. Seidler was Co-Portfolio Manager of Caxton Associates, L.L.C., the macro hedge fund, New York, New York, where he focused on macro and relative value trading with a particular focus on the Japanese markets. He currently and during the last five years has served on numerous corporate boards of directors, however, none of them are companies with a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. Mr. Seidler has a Masters of Arts Degree from Colgate University. Because of Mr. Seidler's extensive experience in the corporate boardroom and his financial expertise with international firms, he brings to our board a level of professionalism and perspective that we believe is invaluable.

Required Vote

The six nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected as directors, whether or not such affirmative votes constitute a majority of the shares voted. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but they have no legal effect under Delaware law.

THE BOARD RECOMMENDS A VOTE _FOR_ THE ELECTION OF EACH NOMINEE.

PROPOSAL NO. 2
APPROVAL TO CHANGE THE COMPANY'S STATE OF INCORPORATION
FROM DELAWARE TO NEVADA

The Board of Directors has unanimously adopted a resolution seeking stockholder approval to change our state of incorporation from Delaware to Nevada, which we refer to as the "Reincorporation."

The primary rationale for reincorporating in Nevada is that the franchise tax that we annually pay the State of Delaware for organizing the Company under the laws of that State was $58,450 for the year ended December 31, 2010 and is projected to grow in 2011. By contrast, the cost in Nevada for the year ended December 31, 2010, would have been $475 (inclusive of the Annual List Filing Fee and State Business License).

Reincorporation would be effected through the merger of the Company into a newly formed Nevada corporation that is a wholly-owned subsidiary of the Company, which we refer to as "S&W Seed Company Nevada," pursuant to an Agreement and Plan of Merger, or "Merger Agreement," in substantially the form attached as Appendix A to this Proxy Statement. Upon completion of the merger, S&W Seed Company Nevada will be the surviving corporation and will continue to operate our business under the name "S&W Seed Company" unless we subsequently change the name of the company. In this section, we refer to the Company before the Reincorporation as "the Company" and after the merger as "S&W Seed Company Nevada." In connection with the Reincorporation, if affected:

- There will be no change in our business, management, employees, headquarters, benefit plans, assets, liabilities or net worth (other than as a result of the costs incident to the Reincorporation, which we expect to be immaterial);

- The directors and officers of the Company prior to the Reincorporation will hold the same respective positions with S&W Seed Company Nevada following the Reincorporation, and there will be no substantive change in employment agreements for executive officers or in other direct or indirect interests of the current directors or executive officers of the Company; and

- Your shares of common stock of the Company will automatically be converted into an equivalent number of shares of common stock of S&W Seed Company Nevada, and the Company will apply to have shares of its common stock listed on the Nasdaq Capital Market under the same symbol (SANW). YOU WILL NOT NEED TO EXCHANGE YOUR EXISTING STOCK CERTIFICATES FOR STOCK CERTIFICATES OF S&W SEED COMPANY NEVADA.

Upon completion of the Reincorporation, the number of authorized shares of capital stock of S&W Seed Company Nevada will be identical to the Company's capital stock existing at the time of the Reincorporation.

Reasons for the Reincorporation

The Board of Directors believes that the Reincorporation is in the best interests of the Company and its stockholders because it would eliminate our obligation to pay the annual Delaware franchise tax that would result in significant savings to us over the long term. Assuming that we opted to remain in Delaware, we could be required to pay as much as $180,000 in annual franchise fees to the State of

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Delaware. Should we reincorporate in the State of Nevada, our annual filing fee and annual license in the State of Nevada would be insignificant.

Potential Disadvantages and Considerations of Reincorporation

Delaware has historically been the state in which a majority of public companies incorporate. A potential disadvantage of reincorporating from Delaware to Nevada is that Delaware for many years has followed a policy of encouraging incorporation in that State and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that Delaware periodically updates and revises to meet changing business needs. Because of Delaware's prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware corporations. Because Nevada case law concerning the effects of its statutes and regulations is more limited, the Company and its stockholders may experience less predictability with respect to legality of corporate affairs and transactions and stockholders' rights to challenge them. However, it appears that Nevada is emulating, and in certain cases surpassing, Delaware in creating a corporation-friendly environment.

We have endeavored to adopt as closely as possible the Nevada incorporation and bylaws documents to the existing Delaware documents.

Principal Features of the Reincorporation – The Merger Agreement

The Reincorporation would be effected through the merger of the Company with and into S&W Seed Company Nevada, a newly-formed Nevada corporation that will be a wholly-owned subsidiary of the Company, pursuant to the Merger Agreement. Prior to the merger, S&W Seed Company Nevada will have no material assets or liabilities and will not have carried on any business. Upon completion of the merger, S&W Seed Company Nevada will succeed to the assets and liabilities of the Company and will continue to operate our business under the name "S&W Seed Company" unless we subsequently change that name. The merger agreement is attached to this proxy statement as Appendix A and is referred to throughout this Proxy Statement as the "Merger Agreement."

Prior to the merger, S&W Seed Company Nevada will have 10 shares of common stock issued and outstanding held by the Company, with only minimal capital. Upon completion of the merger, each outstanding share of common stock of the Company will be automatically converted into one share of common stock of S&W Seed Company Nevada. In addition, all outstanding warrants and options exercisable for shares of the Company's common stock will be automatically converted into comparable warrants and options of S&W Seed Company Nevada. The terms of the Merger Agreement will provide that the ten outstanding shares of outstanding common stock of S&W Seed Company Nevada held by the Company will be cancelled upon the effectiveness of the merger, with the result that the Company's current stockholders will be the only stockholders of the surviving corporation.

Subject to obtaining requisite stockholder approval for the Reincorporation, the merger will become effective upon the filing of articles of merger with the Nevada Secretary of State and a certificate of merger and the plan of merger with the Delaware Secretary of State. We expect that the Delaware Secretary of State will insist that the Company clears its accrued franchise tax for 2010 before allowing a filing of the certificate of merger. Upon the effectiveness of the merger, the articles of incorporation and the bylaws of S&W Seed Company Nevada, in substantially the forms attached to this Proxy Statement as Appendices B and C, respectively, will govern corporate operations and activities of the surviving corporation.

You will not have to take any action to exchange your stock certificates as a result of the merger. The current certificates representing shares of the Company's common stock will automatically represent an equal number of shares of S&W Seed Company Nevada's common stock following the Reincorporation. New certificates with a new CUSIP number representing shares of S&W Seed Company Nevada common stock will be available for any stockholder desiring to make an exchange and for all new issuances.

Differences between Delaware and Nevada Law

The rights of the Company's stockholders are currently governed by Delaware law and the Company's certificate of incorporation and by-laws. The Merger Agreement provides that, at the effective time of the merger, the separate corporate existence of the Company will cease and the former stockholders of the Company will become stockholders of S&W Seed Company Nevada. Accordingly, after the effective time of the merger, your rights as a stockholder will be governed by Nevada law and the articles of incorporation and bylaws of S&W Seed Company Nevada. The statutory corporate laws of the State of Nevada, as governed by the Nevada Revised Statutes, are similar in many respects to those of Delaware, as governed by the Delaware General Corporation Law. However, there are certain differences that may affect your rights as a stockholder, as well as the corporate governance of the corporation. The following are summaries of material differences between the current rights of stockholders of the Company and the rights of stockholders of S&W Seed Company Nevada following the merger.

The following discussion is a summary. It does not give you a complete description of the differences that may affect you. You should also refer to the Nevada Revised Statutes, as well as the forms of the articles of incorporation and the bylaws of S&W Seed Company Nevada, which are attached as Appendices B and C, respectively, to this Proxy Statement, and which will come into effect concurrently with the effectiveness of the Reincorporation merger as provided in the Merger Agreement. In this section, we use the term "charter" to describe either the certificate of incorporation under Delaware law or the articles of incorporation under Nevada law.

General. As discussed above under "Potential Disadvantages of the Reincorporation," Delaware for many years has followed a policy of encouraging incorporation in that State and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that Delaware periodically updates and revises to meet changing business needs. Because of Delaware's prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware corporations. Because Nevada case law concerning the governing and effects of its statutes and regulations is more limited, the Company and its stockholders may experience less predictability with respect to legality of corporate affairs and transactions and stockholders' rights to challenge them.

Removal of Directors. Under Delaware law, directors of a corporation without a classified board may be removed with or without cause by the holders of a majority of shares then entitled to vote in an election of directors. Under Nevada law, any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation's issued and outstanding stock. Nevada does not distinguish between removal of directors with or without cause.

Limitation on Personal Liability of Directors. Under Nevada law it is not necessary to adopt provisions in the articles of incorporation limiting personal liability as this limitation is provided by statute. A Delaware corporation is permitted to adopt provisions in its certificate of incorporation limiting or eliminating the liability of a director to a company and its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed

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conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or liability to the corporation based on unlawful dividends or distributions or improper personal benefit. Our current certificate of incorporation currently limits the liability of our directors to the fullest extent permitted by law.

While Nevada law has a similar provision permitting the adoption of provisions in the articles of incorporation limiting personal liability, the Nevada provision differs in three respects. First, the Nevada provision applies to both directors and officers. Second, while the Delaware provision excepts from limitation on liability a breach of the duty of loyalty, the Nevada counterpart does not contain this exception. Third, Nevada law expressly excludes directors and officers from liabilities owed to creditors of the corporation. Thus, the Nevada provision expressly permits a corporation to limit the liability not only of directors, but also of officers, and permits limitation of liability arising from a breach of the duty of loyalty and from obligations to the corporation's creditors.

The articles of incorporation for S&W Seed Company Nevada provide for limitations of liability of directors and officers to the fullest extent permitted by Nevada law.

Indemnification of Officers and Directors and Advancement of Expenses. Although Delaware and Nevada law have substantially similar provisions regarding indemnification by a corporation of its officers, directors, employees and agents, Delaware and Nevada law differ in their provisions for advancement of expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding. Delaware law provides that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. A Delaware corporation has the discretion to decide whether or not to advance expenses, unless its certificate of incorporation or by-laws provide for mandatory advancement. Under Nevada law, the articles of incorporation, bylaws or an agreement made by the corporation may provide that the corporation must pay advancements of expenses in advance of the final disposition of the action, suit or proceedings upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation.

Action by Written Consent of Directors. Both Delaware and Nevada law provide that, unless the articles or certificate of incorporation or the bylaws provide otherwise, any action required or permitted to be taken at a meeting of the directors or a committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent to the action in writing.

Actions by Written Consent of Stockholders. Both Delaware and Nevada law provide that, unless the articles or certificate of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote consent to the action in writing. Delaware law requires a corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who did not consent in writing. Nevada law does not require notice to the stockholders of action taken by less than all of the stockholders.

Dividends. Delaware law is more restrictive than Nevada law with respect to when dividends may be paid. Under Delaware law, unless further restricted in the certificate of incorporation, a corporation may declare and pay dividends out of surplus, or if no surplus exists. out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In addition, Delaware law provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

Nevada law provides that no distribution (including dividends on, or redemption or repurchase of, shares of capital stock) may be made if, after giving effect to such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or, except as specifically permitted by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a dissolution to satisfy the preferential rights of preferred shareholders.

Restrictions on Business Combinations. Both Delaware and Nevada law contain provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under Delaware law, a corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders, is not permitted to engage in a business combination with any interested stockholder for a three-year period following the time the stockholder became an interested stockholder, unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least two-thirds of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Delaware law defines "interested stockholder" generally as a person who owns 15% or more of the outstanding shares of a corporation's voting stock.

Nevada law regulates business combinations more stringently. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. In addition, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. As in Delaware, a Nevada corporation may opt out of the statute with appropriate provisions in its articles of incorporation.

Special Meetings of the Stockholders. Delaware law permits special meetings of stockholders to be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws to call a special stockholders meeting. Nevada law permits special meetings of stockholders to be called by the entire board of directors, any two directors, or the President, unless the articles of incorporation or bylaws provide otherwise.

Annual Meetings Pursuant to Petition of Stockholders. Delaware law provides that a director or a stockholder of a corporation may apply to the Court of Chancery of the State of Delaware if the corporation fails to hold an annual meeting for the election of directors or there is no written consent to elect directors instead of an annual meeting for a period of 30 days after the date designated for the annual meeting or, if there is no date designated, within 13 months after the last annual meeting. Nevada law is more restrictive. Under Nevada law, stockholders having not less than 15% of the voting interest may petition the district court to order a meeting for the election of directors if a corporation fails to call a meeting for that purpose within 18 months after the last meeting at which directors were elected. The reincorporation may make it more difficult for our stockholders to require that an annual meeting be held without the consent of the board of directors.

Adjournment of Stockholder Meetings. Under Delaware law, if a meeting of shareholders is adjourned due to lack of a quorum and the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. Under Nevada law, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board fixes a new record date for the adjourned meeting or the meeting date is adjourned to a date more than 60 days later than the date set for the original meeting, in which case a new record date must be fixed and notice given.

Duration of Proxies. Under Delaware law, a proxy executed by a stockholder will remain valid for a period of three years, unless the proxy provides for a longer period. Under Nevada law, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless otherwise provided in the proxy, which duration may not exceed seven years. Nevada law also provides for irrevocable proxies, without limitation on duration, in limited circumstances.

Shareholder Vote for Mergers and Other Corporate Reorganizations. Delaware law requires authorization by an absolute majority of outstanding shares entitled to vote, as well as approval by the board of directors, with respect to the terms of a merger or a sale of substantially all of the assets of the corporation. A Nevada corporation may provide in its articles of incorporation that the corporation may sell, lease or exchange all or substantially all of its assets upon approval by the board of directors without the requirement of stockholder approval. Currently, no such provision is contemplated to be contained in the S&W Seed Company Nevada articles of incorporation. Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (a) the plan of merger does not amend the existing certificate of incorporation; (b) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger; and (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized un-issued shares or shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. Nevada law does not require a shareholder vote of the surviving corporation in a merger under substantially similar circumstances.

Increasing or Decreasing Authorized Shares. Nevada law allows the board of directors of a corporation, unless restricted by the articles of incorporation, to increase or decrease the number of authorized shares in the class or series of the corporation's shares and correspondingly effect a forward or reverse split of any such class or series of the corporation's shares without a vote of the stockholders, so long as the action taken does not change or alter any right or preference of the stockholder and does not include any provision or provisions pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive fractions of shares in exchange for the cancellation of all of their outstanding shares. Delaware law contains no such similar provision.

Stockholder Inspection Rights. Under Delaware law, any stockholder or beneficial owner of shares may, upon written demand under oath stating the proper purpose thereof, either in person or by attorney, inspect and make copies and extracts from a corporation's stock ledger, list of stockholders and its other books and records for any proper purpose. Under Nevada law, certain stockholders have the right to inspect the books of account and records of a corporation for any proper purpose. The right to inspect the books of account and all financial records of a corporation, to make copies of records and to conduct an audit of such records is granted only to a stockholder who owns at least 15% of the issued and outstanding shares of a corporation, or who has been authorized in writing by the holders of at least 15% of such shares. A Nevada corporation may require a stockholder to furnish the corporation with an affidavit that such inspection is for a proper purpose related to his or her interest as a stockholder of the corporation.

Certain Federal Income Tax Consequences of the Reincorporation

The Company intends the Reincorporation to be a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Assuming the Reincorporation qualifies as a tax-free reorganization, the holders of the Company's common stock will not recognize any gain or loss under the Federal tax laws as a result of the occurrence of the Reincorporation, and neither will the Company or S&W Seed Company Nevada. Each stockholder will have the same basis in S&W Seed Company Nevada's common stock received as a result of the Reincorporation as that holder has in the corresponding common stock of the Company held at the time the Reincorporation occurs. Each holder's holding period in S&W Seed Company Nevada's common stock received as a result of the Reincorporation will include the period during which such holder held the corresponding common stock of the Company at the time the Reincorporation occurs, provided the latter was held by such holder as a capital asset at the time of consummation of the Reincorporation.

This Proxy Statement only discusses U.S. federal income tax consequences and has done so only for general information. It does not address all of the federal income tax consequences that may be relevant to particular stockholders based upon individual circumstances or to stockholders who are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign holders or holders who acquired their shares as compensation, whether through employee stock options or otherwise. This Proxy Statement does not address the tax consequences under state, local or foreign laws.

This discussion is based on the Internal Revenue Code, laws, regulations, rulings and decisions in effect as of the date of this Proxy Statement, all of which are subject to differing interpretations and change, possibly with retroactive effect. The Company has neither requested nor received a tax opinion from legal counsel or rulings from the Internal Revenue Service regarding the consequences of reincorporation. There can be no assurance that future legislation, regulations, administrative rulings or court decisions would not alter the consequences discussed above.

You should consult your own tax advisor to determine the particular tax consequences to you of the Reincorporation, including the applicability and effect of federal, state, local, foreign and other tax laws.

Accounting Consequences Relating to this Proposal No. 2

We do not anticipate that any significant accounting consequences would arise as a result of the Reincorporation.

Appendices Relating to this Proposal No. 2

The form of the Merger Agreement of the Company into S&W Seed Company Nevada, the Articles of Incorporation of S&W Seed Company Nevada and the Bylaws of S&W Seed Company Nevada are attached to this Proxy Statement as Appendices A, B and C, respectively.

Vote Required; Recommendation of our Board of Directors

The affirmative vote of a majority of the outstanding shares is required for approval of this proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL TO REINCORPORATE THE COMPANY IN NEVADA.

PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed M&K CPAS, PLLC as our independent registered public accounting firm for our fiscal year ending June 30, 2012, and our stockholders are being asked to ratify the Audit Committee's appointment. M&K CPAS, PLCC has served as our independent registered public accounting firm since our inception in 2009.

If the stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2012. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in our best interests as well as the best interests of our stockholders.

Vote Required

A majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting is required for approval of this proposal.

THE BOARD RECOMMENDS A VOTE _FOR_ THE RATIFICATION OF THE APPOINTMENT OF M&K CPAS, PLLC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2012.

AUDIT COMMITTEE MATTERS

Principal Accounting Fees and Services

M&K CPAS, PLLC has been auditing out financial statements since fiscal 2009 and has been engaged as our independent registered public accounting firm for fiscal 2012. The fees paid or accrued by us for the audit and other services provided by M&K CPAS, PLLC for fiscal 2011, 2010 and 2009 are set forth below. Fiscal 2010 was the first year in which we incurred such fees.

- **Audit Fees.** In fiscal 2010, this category included services provided in connection with the audits of the financial statements of the S&W Seed Company general partnership for fiscal 2008 and 2009 and the financial statements of Seed Holding, LLC for fiscal 2009 and the financial statements of our company (S&W Seed Company, a Delaware corporation) for fiscal 2010. The amount billed in fiscal 2010 for such services was $132,343. The amount billed in fiscal 2011 for auditing our financial statements was $49,800.

- **Audit-Related Fees.** These fees consist of amounts for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees." The amount billed in fiscal 2010 and fiscal 2011 was $16,236 and $0, respectively.

- **Tax Fees.** These fees consist of amounts paid for federal, state, local and foreign tax compliance, tax advice and tax planning and related matters. The amount billed in fiscal 2010 and fiscal 2011 for such services was $1,880 and $8,315, respectively.

- **All Other Fees**. We did not incur any other fees for professional services provided by M&K CPAS, PLLC in fiscal 2010. In fiscal 2011, we incurred a total of $9,630 for other professional services provided by M&K CPAS, PLLC.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

Our Audit Committee charter provides that the Audit Committee will approve the fees and other significant compensation to be paid to our independent auditors, and pre-approve all audit services and all non-audit services of independent auditors permitted under applicable law. The charter also provides that the Audit Committee may establish other pre-approval policies and procedures for the engagement of independent auditors to render services to us, including without limitation policies that would allow the delegation of pre-approval authority to one or more members of the Audit Committee, provided that any pre-approval decision is reported to the Audit Committee at its next scheduled meeting. All fees listed above paid to our independent auditors during fiscal 2010 and 2011 were for work performed by the independent auditors' full-time, permanent employees.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of its independent registered public accounting firm and has concluded that it is.

AUDIT COMMITTEE REPORT

The Board of Directors has prepared the following report on its activities with respect to our audited financial statements for the fiscal year ended June 30, 2011.

Our management is responsible for the preparation, presentation and integrity of our financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting practices and policies as well as internal controls and procedures designed to provide reasonable assurance that the Company is in compliance with accounting standards and applicable laws and regulations.

The independent registered public accounting firm is responsible for planning and performing an independent audit of our financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

In connection with the audited consolidated financial statements for the fiscal year ended June 30, 2011, the Audit Committee has:

(1)   reviewed and discussed the audited consolidated financial statements with management;

(2)   discussed with M&K CPAS, PLLC, our independent registered public accounting firm (the "Auditors"), the matters required to be discussed by the statement on Auditing Standard No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T; and

(3)   received the written disclosures and the letter from the Auditors required by applicable requirements of the PCAOB regarding the Auditors' communications with the Audit Committee concerning independence, and has discussed with the Auditors the Auditors' independence.

Based upon these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in S&W Seed Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2011 filed with the Securities and Exchange Commission. Our Board has approved this inclusion.

                                        AUDIT COMMITTEE

                                        Michael M. Fleming, Chairman
                                        Michael C. Culhane
                                        Michael N. Nordstrom
                                        Charles B. Seidler

                                        _____

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Grover T. Wickersham, our Chairman of the Board, also serves as the Chairman of the Board of Managers and the Chief Financial Officer of Triangle T Partners, LLC ("Triangle T"). Until October 2010, Mark S. Grewal, our President and Chief Executive Officer, as well as a member of our board, also served as President and Chief Executive Officer of Triangle T, and through March 2011, also served on the board of managers. Mr. Grewal no longer holds these positions. Until April 2011, Michael N. Nordstrom, a member of our board, also served on the board of managers of Triangle T.

Triangle T is one of our alfalfa seed growers and is also a customer. We enter into annual alfalfa seed production contracts with Triangle T on the same commercial terms and conditions as with the other growers with whom we contract for alfalfa seed production. For the fiscal year ended June 30, 2011, we purchased from Triangle T $1,475,007 of alfalfa seed Triangle T grew and sold to us under one-year production agreements. We entered into agreements with Triangle T to plant 893 acres of various alfalfa seed varieties as part of our calendar 2010 production for which we will pay Triangle T the same price we have agreed to pay our other growers. None of Mr. Wickersham, Mr. Grewal nor Mr. Nordstrom personally received any portion of these funds.

As one of our customers, Triangle T purchases certified alfalfa seed from us to plant alfalfa on its own property for the production of alfalfa hay and to grow alfalfa seed for us. We sell certified alfalfa seed to Triangle T under the same commercial terms and conditions as other alfalfa seed customers in the San Joaquin Valley. We also generate revenue from selling milling services to Triangle T under the same commercial terms and conditions as other milling customers. For the fiscal year ended June 30, 2011, we sold certified alfalfa seed and milling services in the amount of $236,465 to Triangle T. None of Mr. Wickersham, Mr. Grewal nor Mr. Nordstrom personally received any portion of these funds.

We anticipate entering into new annual production contracts with Triangle T in the second quarter of the fiscal year ending June 30, 2012. The amount of acreage that Triangle T will plan to plant alfalfa seed as one of our growers is not yet known, although we anticipate that it will be a smaller number of acres as Triangle T continues to transition the ranch property to new ownership with different crop plans. Any production contracts entered into with Triangle T will be on the same terms as those entered into with our other growers.

Since the inception of our stevia initiative, we have engaged the assistance and cooperation of Triangle T, where our pilot program was conducted and where we have planted approximately 114 acres for our initial commercial crop of stevia. Through September 2010, we paid Triangle T $15,000 per month for management services, plus reimbursement of its direct and indirect costs in connection with our stevia cultivation program. In October 2010, this arrangement was modified to provide a monthly payment of $2,500 plus reimbursement of costs. The arrangement changed because, with Triangle T's consent, S&W hired the key Triangle T employee working on the stevia project. We also pay farmland rent of $4,245 per month for the use of the 25 acre test plot and the 114 acre main plot being used for commercial production. As a result of these arrangements, we paid Triangle T an aggregate of $246,923 in fiscal 2011 for farmland rent, services and costs in connection with our stevia cultivation program. None of Mr. Wickersham, Mr. Grewal nor Mr. Nordstrom personally received any portion of these funds. We continue to incur these stevia-related expenses in the fiscal year ending June 30, 2012.

Policies and Procedures

Our Audit Committee is responsible for reviewing and approving, in advance, all related party transactions. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. A copy of the Audit Committee charter is available on our website at *http://www.swseedco.com* in the Investors section under "Corporate Governance." To identify related party transactions, each year, we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest. We review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. In order to ensure complete independence, the Audit Committee formed a separate subcommittee to review transactions with Triangle T, which operated while Mr. Nordstrom remained on the board of managers of Triangle T. As noted above, he has resigned from the board, and accordingly, the full Audit Committee will review and approval all related party transactions, including those with Triangle T.

In addition, our Nominating and Corporate Governance Committee Charter determines, on an annual basis, which members of our Board meet the definition of independent director as defined in Rule 4200 of the NASDAQ Marketplace Rules. This obligation is set forth in writing in the Nominating and Corporate Governance charter. A copy of the Nominating and Corporate Governance charter is available on our website at *http://www.swseedco.com* in the Investors section under "Corporate Governance." Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with their exercise of independent judgment in carrying out the responsibilities of a director.

Finally, our Code of Conduct and Ethics establishes the corporate standards of behavior for all our employees, officers, and directors and sets our expectations of contractors and agents. The Code of Conduct and Ethics is available on our website at *http://www.swseedco.com* in the Investors section under "Corporate Governance." Our Code of Conduct and Ethics requires any person who becomes aware of any departure from the standards in our Code of Conduct and Ethics to report his or her knowledge promptly to a supervisor, to the Compliance Officer or to the Chairman of the Audit Committee.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single set of proxy materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. Proxy Materials will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate set of Proxy Materials, please notify your broker, direct your written request to Secretary, S&W Seed Company, 25552 South Butte Avenue, Five Points, CA 93624 or contact Transfer Online, Inc. at (503) 227-2950. Stockholders who currently receive multiple copies of the Proxy Materials at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

Our Board, at the time of the preparation of this proxy statement, knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named on the accompanying proxy to vote on such matters in accordance with their best judgment.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the "Plan") is adopted as December __, 2011, by and between S&W Seed Company, a Delaware corporation ("S&W Seed Delaware"), and S&W Seed Company, a Nevada corporation and a wholly owned subsidiary of S&W Seed Delaware ("S&W Seed Nevada").

WHEREAS, S&W Seed Delaware is a corporation duly organized and existing under the laws of the State of Delaware;

WHEREAS, S&W Seed Nevada is a corporation duly organized and existing under the laws of the State of Nevada;

WHEREAS, as of the date hereof, S&W Seed Delaware has authority to issue 55,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock, $0.001 par value per share ("Delaware Common Stock"), of which 5,800,000 shares are issued and outstanding and 5,000,000 shares of preferred stock par value $0.01 per share (Delaware Preferred Stock) of which no shares are issued and outstanding.

WHEREAS, on the date hereof, Ten shares of Nevada Common Stock are issued and outstanding and are owned by S&W Seed Delaware;

WHEREAS, the respective boards of directors of S&W Seed Nevada and S&W Seed Delaware have determined that, for the purpose of effecting the reincorporation of S&W Seed Delaware in the State of Nevada, it is advisable and in the best interests of such corporations and their respective shareholders that S&W Seed Delaware merge with and into S&W Seed Nevada upon the terms and conditions herein provided;

WHEREAS, the respective boards of directors of S&W Seed Nevada and S&W Seed Delaware have approved this Plan; and

WHEREAS, the respective stockholders of S&W Seed Nevada and S&W Seed Delaware have approved this Plan.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, S&W Seed Delaware and S&W Seed Nevada hereby agree to merge as follows:

1.   **Merger**. Subject to the terms and conditions hereinafter set forth, S&W Seed Delaware shall be merged with and into S&W Seed Nevada, with S&W Seed Nevada to be the surviving corporation in the merger (the "Merger"). The Merger shall be effective on the later of the date and time (the "Effective Time") that a properly executed certificate of merger consistent with the terms of this Plan and Section 252 of the Delaware General Corporation Law (the "DGCL") is filed with the Secretary of State

of Delaware or articles of merger are filed with the Secretary of the State of Nevada as required by Section 92A.200 of the Nevada Revised Statutes (the "NRS").

2. **Principal Office of S&W Seed Nevada**. The address of the principal office of S&W Seed Nevada is 25552 South Butte Avenue, Five Points, California 93624.

3. **Corporate Documents**. The Articles of Incorporation of S&W Seed Nevada, as in effect immediately prior to the Effective Time, shall continue to be the Articles of Incorporation of S&W Seed Nevada as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable law. The Bylaws of S&W Seed Nevada, as in effect immediately prior to the Effective Time, shall continue to be the Bylaws of S&W Seed Nevada as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable law.

4. **Directors and Officers**. The directors and officers of S&W Seed Delaware at the Effective Time shall be and become directors and officers, holding the same titles and positions, of S&W Seed Nevada at the Effective Time, and after the Effective Time shall serve in accordance with the Bylaws of S&W Seed Nevada.

5. **Succession**. At the Effective Time, S&W Seed Nevada shall succeed to S&W Seed Delaware in the manner of and as more fully set forth in Section 259 of the DGCL and in Section 92A.250 of the NRS.

6. **Further Assurances**. From time to time, as and when required by S&W Seed Nevada or by its successors and assigns, there shall be executed and delivered on behalf of S&W Seed Delaware such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary in order to vest or perfect in or to confer of record or otherwise in S&W Seed Nevada the title to and possession of all the interests, assets, rights, privileges, immunities, powers, franchises and authority of S&W Seed Delaware, and otherwise to carry out the purposes and intent of this Plan, and the officers and directors of S&W Seed Nevada are fully authorized in the name and on behalf of S&W Seed Delaware or otherwise to take any and all such actions and to execute and deliver any and all such deeds and other instruments.

7. **Common Stock of S&W Seed Delaware**. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Delaware Common Stock outstanding immediately prior thereto shall be changed and converted automatically into one fully paid and nonassessable share of Nevada Common Stock.

8. **Stock Certificates**. At and after the Effective Time, all of the outstanding certificates that prior to that time represented shares of Delaware Common Stock shall be deemed for all purposes to evidence ownership of and to represent shares of Nevada Common Stock into which the shares of the Delaware Common Stock represented by

such certificates have been converted as herein provided. The registered owner on the books and records of S&W Seed Delaware or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to S&W Seed Nevada or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of Delaware Common Stock evidenced by such outstanding certificate as above provided.

9.   **Options; Warrants**. Each option, warrant or other right to purchase shares of Delaware Common Stock, which are outstanding at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become an option, warrant or right to purchase one share of Nevada Common Stock at an exercise or purchase price per share equal to the exercise or purchase price applicable to the option, warrant or other right to purchase Delaware Common Stock.

10.   **Common Stock of S&W Seed Nevada**. At the Effective Time, the previously outstanding ten shares of Nevada Common Stock registered in the name of S&W Seed Delaware shall, by reason of the Merger, be reacquired by S&W Seed Nevada, shall be retired and shall resume the status of authorized and unissued shares of Nevada Common Stock, and no shares of Nevada Common Stock or other securities of S&W Seed Nevada shall be issued in respect thereof.

11.   **Amendment**. The Boards of Directors of S&W Seed Delaware and S&W Seed Nevada may amend this Plan at any time prior to the Merger, provided that an amendment made subsequent to the adoption of the Plan by the sole shareholder of S&W Seed Nevada or the stockholders of S&W Seed Delaware shall not (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for the Delaware Common Stock, (ii) alter or change any term of the articles of incorporation of S&W Seed Nevada, as the surviving corporation to the Merger, or (iii) alter or change any of the terms and conditions of the Plan if such alteration or change would adversely affect the holders of Delaware Common Stock.

12.   **Abandonment**. At any time before the Effective Time, this Plan may be terminated and the Merger contemplated hereby may be abandoned by the Board of Directors of either S&W Seed Delaware or S&W Seed Nevada or both, notwithstanding approval of this Plan by the sole shareholder of S&W Seed Nevada or the stockholders of S&W Seed Nevada, or both.

13.   **Rights and Duties of S&W Seed Nevada**. At the Effective Time and for all purposes the separate existence of S&W Seed Delaware shall cease and shall be merged with and into S&W Seed Nevada which, as the surviving corporation, shall thereupon and thereafter possess all the rights, privileges, immunities, licenses and franchises (whether of a public or private nature) of S&W Seed Delaware; and all property (real, personal and mixed), all debts due on whatever account, all choices in action, and all and every other interest of or belonging to or due to S&W Seed Delaware shall continue and be taken and deemed to be transferred to and vested in S&W Seed

Nevada without further act or deed; and the title to any real estate, or any interest therein, vested in S&W Seed Delaware shall not revert or be in any way impaired by reason of such Merger; and S&W Seed Nevada shall thenceforth be responsible and liable for all the liabilities and obligations of S&W Seed Delaware; and, to the extent permitted by law, any claim existing, or action or proceeding pending, by or against S&W Seed Delaware may be prosecuted as if the Merger had not taken place, or S&W Seed Nevada may be substituted in the place of such corporation. Neither the rights of creditors nor any liens upon the property of S&W Seed Delaware shall be impaired by the Merger. If at any time S&W Seed Nevada shall consider or be advised that any further assignment or assurances in law or any other actions are necessary or desirable to vest the title of any property or rights of S&W Seed Delaware in S&W Seed Nevada according to the terms hereof, the officers and directors of S&W Seed Nevada are empowered to execute and make all such proper assignments and assurances and do any and all other things necessary or proper to vest title to such property or other rights in S&W Seed Nevada, and otherwise to carry out the purposes of this Plan.

14.   **Consent to Service of Process**. S&W Seed Nevada hereby agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of S&W Seed Delaware, as well as for enforcement of any obligation of S&W Seed Nevada arising from the Merger. S&W Seed Nevada hereby irrevocably appoints the Secretary of State of the State of Delaware and the successors of such officer its attorney in fact in the State of Delaware upon whom may be served any notice, process or pleading in any action or proceeding against it to enforce against S&W Seed Nevada any obligation of S&W Seed Delaware. In the event of such service upon the Secretary of State of the State of Delaware or the successors of such officer, such service shall be mailed to S&W Seed Nevada at P.O. Box 235, Five Points, California 93624 or delivered personally or by overnight mail to the principal executive officers of S&W Seed Nevada located at 25552 South Butte Avenue, Five Points, California 93624.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement and Plan of Merger, having first been duly approved by resolution of the Boards of Directors of S&W Seed Delaware and S&W Seed Nevada, has been executed on behalf of each of said two corporations by their respective duly authorized officers.

S&W SEED COMPANY
a Delaware corporation

By: _____
Matthew K. Szot
Vice President of Finance and
Chief Financial Officer

S&W SEED COMPANY
a Nevada corporation

By: _____
Matthew K. Szot
Vice President of Finance and
Chief Financial Officer

ARTICLES OF INCORPORATION
OF
S&W SEED COMPANY
(a Nevada corporation)

ARTICLE I
NAME

The name of the corporation shall be S&W Seed Company (hereinafter, the "Corporation").

ARTICLE II
REGISTERED OFFICE

The name and street address of the Corporation's registered agent in the State of Nevada is National Registered Agents, Inc., 1000 East William Street, Suite 204, Carson City, NV 89701.

The corporation may also maintain offices at such other places within or outside of the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and shareholders may be held outside the State of Nevada with the same effect as if held in the State of Nevada.

ARTICLE III
PURPOSE

The Corporation may engage in any lawful activity for which corporations may now or hereafter be organized under the Nevada Revised Statutes ("NRS").

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of stock which the corporation has authority to issue is 55,000,000 shares, consisting of two classes: 50,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share.

The Board of Directors is expressly authorized by resolution or resolutions from time to time adopted, subject to any limitations and requirements prescribed by the Nevada Revised Statutes and the provisions hereof, to provide for the issuance of the shares of Preferred Stock in one or more series and, by filing a Certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each series, and to fix the designations, powers, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and the qualifications, limitations and restrictions thereof, if any, with respect to such series of Preferred Stock. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of any of the following:

(a)   The number of shares constituting the series and the distinctive designation of the series, with the right to increase or decrease the number of shares of such series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding;

(b)   The dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)   Whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d)   Whether that series shall have conversion privileges, and if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)   Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)   Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and if so, the terms and amount of such sinking fund;

(g)   The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

(h)   Any other relative rights, preferences and limitations of that series, if any, as the Board of Directors may lawfully fix under the NRS as in effect at the time of the creation of that series.

ARTICLE V
BOARD OF DIRECTORS

The Board of Directors shall initially consist of six members and thereafter shall consist of the number of directors that, from time to time shall be fixed by, or in the manner provided in the bylaws of the corporation. The names and addresses of the individuals who are to serve as the initial Board of Directors of the corporation until the next annual meeting of stockholders, or until their successors are duly elected and qualified are as follows:

Name	Address
Michael C. Culhane	146 Arthur Street, North Sydney NSW 2060 AUSTRALIA
Michael M. Fleming	1420 Fifth Avenue, Suite 4100, Seattle, WA 98101
Mark S. Grewal	25552 South Butte Avenue, Five Points, CA 93624
Michael N. Nordstrom	222 West Lacey Boulevard, Hanford, CA 93230
Charles B. Seidler	Two World Financial Center, 225 Liberty Street, Building B, 25th Floor, New York, NY 10281
Grover T. Wickersham	430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306

Elections of directors need not be done by written ballot unless the Bylaws of the corporation shall otherwise provide.

The Board of Directors is authorized to adopt, alter, amend or repeal the Bylaws of the corporation.

Each director shall serve until his successor is elected and qualified or until his death, resignation or removal; and no decrease in the authorized number of directors shall shorten the term of any incumbent director.

Newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the NRS, these Articles of Incorporation, and any Bylaws.

ARTICLE VI
LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the corporation shall be eliminated or limited to the fullest extent permitted by the NRS as so amended from time to time.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director or officer of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VI
INDEMNIFICATION

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase or maintain insurance on behalf of any person who is or was a director or officer of the corporation or who is serving at the request of the corporation as an officer, director or representative of any other entity or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

Any repeal or modification of the above provisions of this Article VI, approved by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the corporation existing as of the time of such repeal or modification. In the event of any conflict between the above indemnification provisions, and any other Article of the Articles, the terms and provisions of this Article VI shall control.

ARTICLE VII
CONTRACTS OR COMBINATIONS WITH INTERESTED PERSONS

At such time, if any, as the corporation becomes a "resident domestic corporation," as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

No contract or other transaction of the corporation with any other person, firm or corporation, or in which this corporation is interested, shall be affected or invalidated by: (i) the fact that any one or more of the directors or officers of the corporation is interested in or is a director or officer of such other firm or corporation; or, (ii) the fact that any director or officer of the corporation, individually or jointly with others, may be a party to or may be interested in any such contract or transaction, so long as the contract or transaction is authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein, to which such fact of relationship or interest has been disclosed, or the contract or transaction has been approved or ratified by vote or written consent of the stockholders entitled to vote, to whom such fact of relationship or interest has been disclosed, or so long as the contract or transaction is fair and reasonable to the corporation. Each person who may become a director or officer of the corporation is hereby relieved from any liability that might otherwise arise by reason of his contracting with the corporation for the benefit of himself or any firm or corporation in which he may in any way be interested.

ARTICLE VIII
INCORPORATOR

The name and mailing address of the incorporator is:

Debra K. Weiner
Wickersham & Murphy, a Professional Corporation
430 Cambridge Avenue, Suite 100
Palo Alto, CA 94306

The undersigned incorporator hereby acknowledges that the foregoing certificate is her act and deed and that the facts stated herein are true.

Dated: October 24, 2011

INCORPORATOR

/s/ Debra K. Weiner
Debra K. Weiner

APPENDIX C

BYLAWS
OF
S&W SEED COMPANY
(a Nevada corporation)

As Adopted , 2011

ARTICLE I
OFFICES

Section 1.1   Principal Offices.   The initial principal office shall be in the City of Five Points, County of Fresno, State of California.

Section 1.2   Other Offices.   The board of directors may at any time establish a replacement principal office, branch or subordinate offices at any place or places where the corporation is qualified to do business.

ARTICLE II
STOCKHOLDERS

Section 2.1   Annual Meetings.   Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 78.320 of the Nevada Revised Statutes ("NRS"), or any successor statute, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors shall each year fix. The meeting may be held either at a place, within or without the State of Nevada, or by means of remote communication as the Board of Directors in its sole discretion may determine. Any other proper business may be transacted at the annual meeting.

Section 2.2.   Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called at any time by the entire Board of Directors, any two directors or the President. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting within the limits fixed by law.

The request shall be in writing, specifying the time of such meeting, the place where it is to be held and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, any vice president or the secretary of the corporation. The officer receiving such request forthwith shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.3 and 2.4 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.2 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

Section 2.3   Notice of Meetings.   All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 2.4 of this Article II not less than ten (10) nor more than sixty (60) days before the date of the meeting being noticed. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting the general nature of the business to be transacted, or (ii) in the case of the annual meeting those matters that the board of directors, at the time of giving the notice, intends to present for action by the stockholders. The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees which, at the time of the notice, management intends to present for election.

If action is proposed to be taken at any meeting for approval of (i) contracts or transactions in which a director has a direct or indirect financial interest, (ii) an amendment to the articles of incorporation, (iii) a reorganization of the corporation, (iv) dissolution of the corporation, or (v) a distribution to preferred stockholders, the notice shall also state the general nature of such proposal.

Section 2.4   Manner of Giving Notice; Electronic Notice; Affidavit of Mailing.

(a)   Except as otherwise provided in this Section 2.4, notice of any meeting of stockholders shall be given either personally or by first-class mail or facsimile or other written communication, charges prepaid, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent by mail or telegram to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where this office is located. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication. In the event of the transfer of stock after delivery or mailing of the notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail notice of the meeting to the transferee.

(b)   If any notice addressed to a stockholder at the address of such stockholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the stockholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the stockholder upon written demand of the stockholder at the principal executive office of the corporation for a period of one year from the date of the giving of such notice.

(c)   Any notice to stockholders given by the Corporation pursuant to any provision of the NRS, the Articles of Incorporation or these Bylaws is effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. The consent is revocable by the stockholder by written notice to the corporation. The consent is revoked if:

(i) The corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with the consent; and

(ii) The inability to deliver by electronic transmission becomes known to the secretary, assistant secretary, transfer agent or other agent of the corporation responsible for the giving of notice. However, the inadvertent failure to treat the inability to deliver a notice by electronic transmission as a revocation does not invalidate any meeting or other action.

Electronic notice pursuant to subsection (c) of this Section 2.4 shall be deemed given if:

(A) by facsimile machine, when directed to a number at which the stockholder has consented to receive notice;

(B) by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; or

(C) by a posting on an electronic network together with separate notice to the stockholder of the specific posting,

upon the later of: (i) such posting; (ii) the giving of the separate notice; and (iii) by any other form of electronic transmission, when directed to the stockholder.

(d) An affidavit of the mailing or other means of giving any notice of any stockholders' meeting shall be executed by the secretary, assistant secretary or any transfer agent of the corporation giving such notice, and shall be filed and maintained in the minute book of the corporation.

Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.5   Adjournments. Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at such meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at such meeting.

When any meeting of stockholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at a meeting at which the adjournment is taken. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

Section 2.6   Quorum. At each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless otherwise required by applicable law. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation's stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

Section 2.7 **Conduct of Meetings**. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chairperson of the Board of Directors, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairperson of the meeting and, subject to Section 2.15 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8 **Voting**.

(a) Unless a record date set for voting purposes be fixed as provided in Section 2.10 of these bylaws, only persons in whose names shares entitled to vote stand on the stock records of the corporation at the close of business on the business day next preceding the day on which notice is given (or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held) shall be entitled to vote at such meeting. Any stockholder entitled to vote on any matter other than elections of directors or officers, may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the stockholder fails to specify the number of shares such stockholder is voting affirmatively, it will be conclusively presumed that the stockholder's approving vote is with respect to all shares such stockholder is entitled to vote. Such vote may be by voice vote or by ballot; provided, however, that all elections for directors must be by ballot upon demand by a stockholder at any election and before the voting begins.

(b) When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the articles of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question. Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Stockholders are not permitted to cumulate votes in the election of directors unless required by law and then only in accordance with the required procedures applicable thereto. Unless otherwise provided by applicable law, the Articles of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting and are voted for or against the matter.

(c)   If a vote is to be taken by written ballot, then each such ballot shall state the name of the stockholder or proxy voting and such other information as the chairperson of the meeting deems appropriate and, if authorized by the Board of Directors, the ballot may be submitted by electronic transmission in the manner provided by law.

Section 2.9   Proxies.   Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless revoked by the person executing it, prior to the vote pursuant thereto, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by the person executing the proxy; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of such proxy, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. Subject to the above and the provisions of Section 78.355 of the NRS, or any successor statute, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

Section 2.10   Fixing Date for Determination of Stockholders of Record.   The guidelines for fixing the record date for determination of stockholders entitled to notice of meetings and to vote at such meetings, and for other purposes incident to their role as stockholders of the Corporation are set forth in Section 10.2 of these Bylaws.

Section 2.11   List of Stockholders Entitled to Vote.   A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network as permitted by law (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. If the meeting is held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting.

Section 2.12 **Participation by Telephonic or Other Electronic Communication**. Unless otherwise restricted by the articles of incorporation or bylaws, stockholders may participate in a meeting of stockholders by means of a telephone conference or similar methods of communication by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this subsection constitutes presence in person at the meeting.

Section 2.13 **Waiver of Notice or Consent by Absent Stockholders**.

(a) The transactions at any meeting of stockholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to a holding of the meeting, or an approval of the minutes thereof. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any regular or special meeting of stockholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 2.3 of this Article II, the waiver of notice or consent shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

(b) Attendance of a person at a meeting shall also constitute a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice if such objection is expressly made at the meeting.

Section 2.14 **Action by Written Consent of Stockholders**. Any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the corporation and shall be maintained in the corporate records. Any stockholder giving a written consent, or the stockholder's proxy holders, or a transferee of the shares of a personal representative of the stockholder of their respective proxy holders, may revoke the consent by a writing received by the secretary of the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

Section 2.15 **Inspectors of Elections**.

(a) Unless otherwise provided in the Corporation's Articles of Incorporation or required by the NRS, the following provisions of this Section 2.15 shall apply only if and when the Corporation has a class of voting stock that is: (i) listed on a national securities exchange; (ii) authorized for quotation on an automated interdealer quotation system of a registered national securities association; or (iii) held of record by more than two thousand (2,000) stockholders; in all other cases, observance of the provisions of this Section 2.15 shall be optional, and at the discretion of the Board of Directors of the Corporation.

(b)   The Corporation shall, in advance of any meeting of stockholders, appoint one (1) or three (3) inspectors of election to act at the meeting and make a written report thereof. If there are three (3) Inspectors of Election, the decision, act or certificate of a majority shall be effective and shall represent the decision, act or certificate of all. No such Inspector need be a stockholder of the Corporation. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

(c)   Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability.

(d)   Subject to any provisions of the Articles of Incorporation, the Inspectors of Election shall determine the number of shares outstanding, the voting power of each, the shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies; they shall receive votes, ballots or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine when the polls shall close and determine the result; and finally, they shall do such acts as may be proper to conduct the election or vote with fairness to all stockholders. On request, the Inspectors shall make a report in writing to the secretary of the meeting concerning any challenge, question or other matter as may have been determined by them and shall execute and deliver to such secretary a certificate of any fact found by them.

(e)   The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the inspectors at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless a court of competent jurisdiction, upon application by a stockholder, shall determine otherwise.

(f)   In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 78.355 of the NRS, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 2.15 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1   Number; Qualifications.   The number of directors shall be fixed from time to time by resolution of the Board of Directors but shall not be less than three (3) nor more than nine (9). The initial number of directors shall be six (6) members, and thereafter shall be fixed from time to time by resolution of the Board of Directors. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 3.2   Election; Resignation; Removal; Vacancies.

(a)   The Board of Directors shall initially consist of the person or persons elected by the incorporator or named in the Corporation's initial Articles of Incorporation. Each director shall serve until his successor is elected and qualified or until his death, resignation or removal. Additional directors elected in connection with rights to elect such additional directors under specified circumstances that may be granted to the holders of any series of Preferred Stock shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board of Directors establishing such series. Any director may resign at any time upon notice to the Corporation given in writing or by electronic transmission.

(b)   Any director or the entire board of directors may be removed, with or without cause, by the holders of sixty-six and two-thirds percent (66-2/3%) of the shares then entitled to vote at an election of directors, or as provided from time to time by Section 78.335 of the NRS or any successor statute. Failure to elect a new director to replace a removed director shall be deemed to create a vacancy on the board.

(c)   Newly created directorships resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3.4   Election of Chairman of the Board.   At the organizational meeting immediately following the annual meeting of stockholders, the directors may elect a Chairman of the Board from among the directors who shall hold office until the corresponding meeting of the Board of Directors in the next year and until his successor shall have been elected or until his earlier resignation or removal. Any vacancy in such office may be filled for the unexpired portion of the term in the same manner by the Board of Directors at any regular or special meeting.

Section 3.5   Regular Meetings.   Regular meetings of the Board of Directors shall be held immediately following the annual meeting of the stockholders; without call at such time as shall from time to time be fixed by the Board of Directors; and as called by the Chairman of the Board in accordance with applicable law. Other regular meetings of the Board of Directors shall be held without call at such time as shall from time to time be fixed by the Board of Directors. Such regular meetings may be held without notice, provided the notice of any change in the time of any such meetings shall be given to all of the directors. Notice of a change in the determination of the time shall be given to each director in the same manner as notice for special meetings of the board of directors.

Section 3.6   Special Meetings.

(a)   Special meetings of the Board of Directors shall be held upon call by or at the direction of the Chairman of the Board, the President or any two (2) directors, except that when the Board of Directors consists of one (1) director, then the one director may call a special meeting. Except as otherwise required by law, notice of each special meeting shall be mailed to each director, addressed to him at his residence or usual place of business, at least three (3) days before the day on which the meeting is to be held, or shall be sent to him at such place by telex, telegram, cable, e-mail, facsimile transmission, other means of electronic transmission or telephoned or delivered to him personally, not later than twenty-four (24) hours before the date and time at which the meeting is to be held. Such notice shall state the time and place of such meeting, but need not state the purpose or purposes thereof, unless otherwise required by law, the Articles or these Bylaws.

(b)   Notice of any meeting need not be given to any director who shall attend such meeting in person (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened) or who shall waive notice thereof, before or after such meeting, in a signed writing.

Section 3.7   Remote Meetings Permitted.   Members of the Board of Directors, or any committee of the Board, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 3.8   Quorum; Vote Required for Action.

(a)   At all meetings of the Board of Directors a majority of the fixed number of directors shall constitute a quorum for the transaction of business. In the absence of a quorum, the directors present, by majority vote and without notice other than by announcement, may adjourn the meeting from time to time until a quorum shall be present. At any reconvened meeting following such an adjournment at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally notified.

(b)   Except as otherwise provided herein or in the Articles of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.9   Place and Conduct of Meetings.   Each regular meeting and special meeting of the Board of Directors shall be held at a location determined as follows: The Board of Directors may designate any place, within or without the State of Nevada, for the holding of any meeting. If no such designation is made: (a) any meeting called by a majority of the directors shall be held at such location, within the county of the Corporation's principal executive office, as the directors calling the meeting shall designate; and (b) any other meeting shall be held at such location, within the county of the Corporation's principal executive office, as the Chairman of the Board may designate or, in the absence of such designation, at the Corporation's principal executive office. Subject to the requirements of applicable law, all regular and special meetings of the Board of Directors shall be conducted in accordance with such rules and procedures as the Board of Directors may approve and, as to matters not governed by such rules and procedures, as the chairman of such meeting shall determine. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board of Directors, or in such person's absence by the President, or in such person's absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 3.10   Adjournment.   A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

Section 3.11   Notice of Adjournment.   Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of such time and place shall be given prior to the time of the adjourned meeting, in the manner specified in Section 3.6 of this Article III, to the directors who were not present at the time of the adjournment.

Section 3.12   Written Action by Directors.   Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee, respectively. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.13   Waiver of Notice.   The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice of consent need not specify the purpose of the meeting. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director.

Section 3.14   Powers.   The Board of Directors may, except as otherwise required by law or the Articles of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 3.15   Fees and Compensation of Directors.   Directors shall be paid such compensation as may be fixed from time to time by resolution of the Board of Directors: (i) for their usual and contemplated services as directors; (ii) for their services as members of committees appointed by the Board of Directors, including attendance at committee meetings as well as services which may be required when committee members must consult with management staff; and (iii) for extraordinary services as directors or as members of committees appointed by the Board of Directors, over and above those services for which compensation is fixed pursuant to items (i) and (ii) in this Section 3.15. Compensation may be in the form of an annual retainer fee or a fee for attendance at meetings, or both, or in such other form or on such basis as the resolutions of the Board of Directors shall fix. Directors shall be reimbursed for all reasonable expenses incurred by them in attending meetings of the Board of Directors and committees appointed by the Board of Directors and in performing compensable extraordinary services. Nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity, such as an officer, agent, employee, consultant or otherwise, and receiving compensation therefor.


ARTICLE IV
COMMITTEES


Section 4.1   Committees.

     (a)   To the full extent permitted by applicable law, the Board of Directors may from time to time establish committees, including, but not limited to, standing or special committees and an executive committee with authority and responsibility for bookkeeping, with authority to act as signatories on Corporation bank or similar accounts and with authority to choose attorneys for the Corporation and direct litigation strategy, which shall have such duties and powers as are authorized by these Bylaws or by the Board of Directors.

     (b)   Committee members and the chairman of each committee, shall be appointed by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of a committee to replace any member who is disqualified or absent from a meeting of the committee. Unless the Board of Directors appoints alternate members pursuant to this subsection 4.1(b), the member or members of a committee present at a meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of an absent or disqualified member of the committee. Members of standing committees, and their chairmen, shall be elected yearly at the regular meeting of the Board of Directors that is held immediately following the annual meeting of stockholders.

(c)   Any member of any committee may be removed at any time with or without cause by the Board of Directors.

(d)   Vacancies that occur on any committee shall be filled by a resolution of the Board of Directors. If any vacancy shall occur in any committee by reason of death, resignation, disqualification, removal or otherwise, the remaining members of such committee, so long as a quorum is present, may continue to act until such vacancy is filled by the Board of Directors.

(e)   The Board of Directors may, by resolution, at any time deemed desirable, discontinue any standing or special committee, *provided, however*, that so long as the Corporation's securities are listed on a national stock exchange or quoted on a national quotation service that require specified standing committees to maintain listed or quoted, as the case may be, such standing committees shall not be discontinued.

Section 4.2   Committee Rules.   Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these Bylaws.

ARTICLE V
OFFICERS

Section 5.1   Designation, Election and Term of Office.   The Corporation shall have a President, Treasurer (or the equivalent thereof), such senior or executive vice presidents and vice presidents as the Board of Directors deems appropriate, a Secretary and such other officers as the Board of Directors may deem appropriate. These officers shall be elected annually by the Board of Directors at a meeting immediately following the annual meeting of stockholders, and each such officer shall hold office until the corresponding meeting of the Board of Directors in the next year and until his successor shall have been elected and qualified or until his earlier resignation, death or removal. Any officer may resign at any time by giving written notice to the Board of Directors, to the President, or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein unless otherwise determined by the Board of Directors. The acceptance of a resignation by the Corporation shall not be necessary to make it effective. Any assistant officer of the Corporation may be removed, with or without cause, by the Chief Executive Officer or by the Board of Directors Any vacancy in any of the above offices may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 5.2   Chief Executive Officer.   Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the Chief Executive Officer of the Corporation are:

(a)   to act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation;

(b)   to preside at all meetings of the stockholders;

(c)   to call meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

(d)   to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall designate another officer to be the Chief Executive Officer. If there is no President, and the Board of Directors has not designated any other officer to be the Chief Executive Officer, then the Chairperson of the Board of Directors shall be the Chief Executive Officer.

Section 5.3   Chairperson of the Board.   The Chairperson of the Board of Directors shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe.

Section 5.4   President. The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall have designated another officer as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board of Directors to the Chairperson of the Board of Directors, and/or to any other officer, the President shall have the responsibility for the general management the control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board of Directors.

Section 5.5   Vice President.   Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the Chief Executive Officer. A Vice President may be designated by the Board of Directors to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer's absence or disability.

Section 5.6   Chief Financial Officer.   The Chief Financial Officer shall be the Treasurer of the Corporation unless the Board of Directors shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board of Directors and the

Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer.

Section 5.7 Treasurer. The Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 5.8 Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 5.9 Assistant Officers. The Chief Executive Officer may appoint one or more assistant secretaries and such other assistant officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as may be specified from time to time by the President.

Section 5.10 Officers Holding Two or More Offices. The same person may hold any two (2) or more of the above-mentioned offices.

Section 5.11 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 5.12 Removal. Any officer of the Corporation shall serve at the pleasure of the Board of Directors and may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.


ARTICLE VI
STOCK


Section 6.1 Certificates.

(a) Except as otherwise provided by law, each stockholder shall be entitled to a certificate or certificates which shall represent and certify the number and class (and series, if appropriate) of shares of stock owned by him in the Corporation. Each certificate shall be signed in the name of the Corporation by the Chairman of the Board or a Vice-Chairman of the Board or the President or a Vice President, together with the Treasurer, Chief Financial Officer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Any or all of the signatures on any certificate may be a facsimile. When the corporation is authorized to issue shares of more than one class or more than one series of any class, there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any stockholders upon request and without charge, a full or summary statement of the designations, preferences and relatives, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, and, if the corporation shall be authorized to issue only special stock, such certificate must set forth in full or summarize the rights of the holders of such stock. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

(b)   Each share of stock shall be eligible for record of ownership, and transfer of ownership, by book-entry under a Direct Registration System that complies with NASDAQ rules; while entitled to a certificate, a stockholder shall not be required to have a certificate.

Section 6.2   Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.   No new certificate for shares shall be issued in place of any certificate theretofore issued unless the latter is surrendered and cancelled at the same time; provided, however, that a new certificate may be issued without the surrender and cancellation of the old certificate if the certificate thereto fore issued is alleged to have been lost, stolen or destroyed. In case of any such allegedly lost, stolen or destroyed certificate, the Corporation may require the owner thereof or the legal representative of such owner to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 6.3   Registered Stockholders.   The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

Section 6.4   Other Regulations. The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.


ARTICLE VII
INDEMNIFICATION OF DIRECTORS, OFFICERS,
EMPLOYEES AND OTHER CORPORATE AGENTS


Section 7.1   Actions Other Than By or In the Right of the Corporation.   The Corporation shall indemnify and hold harmless to the fullest extent permitted by the NRS any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a

"Proceeding") (other than an action by or in the right of the Corporation) by reason of the fact that such person (or a person of whom such person is the legal representative) is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Such indemnification shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of such person's heirs, executors and administrators. Notwithstanding the foregoing, the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation, or if such indemnification is authorized by an agreement approved by the Board of Directors.

Section 7.2 **Actions By or in the Right of the Corporation**. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation by a court of competent jurisdiction, after exhaustion of all appeals therefrom, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 7.3 **Determination of Right of Indemnification**. Any indemnification under Sections 7.1 or 7.2 of this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Agent is proper in the circumstances because the Agent has met the applicable standard of conduct set forth in Sections 7.1 and 7.2 hereof, which determination is made (a) by the Board of Directors, by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

Section 7.4   Indemnification   Against   Expenses   of   Successful   Party. Notwithstanding the other provisions of this Article VII, to the extent that an Agent has been successful on the merits or otherwise, including the dismissal of an action without prejudice or the settlement of an action without admission of liability, in defense of any action, suit or proceeding referred to in Sections 7.1 and 7.2 hereof, or in defense of any claim, issue or matter therein, such Agent shall be indemnified against expenses, including attorneys' fees actually and reasonably incurred by such Agent in connection therewith.

Section 7.5   Advances of Expenses.   Except as limited by Section 7.6 of this Article VII, expenses incurred by an Agent in defending any Proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, if the Agent shall undertake to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified as authorized in this Article VII. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the Board of Directors or counsel at the time such determination is made, such person acted in bad faith and in a manner that such person did not believe to be in or not opposed to the best interest of the Corporation, or, with respect to any criminal proceeding, that such person believed or had reasonable cause to believe his conduct was unlawful.

Section 7.6   Right of Agent to Indemnification upon Application; Procedure Upon Application.   Any indemnification or advance under this Article VII shall be made promptly, and in any event within ninety (90) days, upon the written request of the Agent, unless a determination shall be made in the manner set forth in the second sentence of Section 7.5 hereof that such Agent acted in a manner set forth therein so as to justify the Corporation's not indemnifying or making an advance to the Agent. The right to indemnification or advances as granted by this Article VII shall be enforceable by the Agent in any court of competent jurisdiction, if the Board of Directors or independent legal counsel denies the claim, in whole or in part, or if no disposition of such claim is made within ninety (90) days. The Agent's expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

Section 7.7   Other Rights and Remedies.   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall not be deemed exclusive of any other rights to which an Agent seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such a person. All rights to indemnification under this Article VII shall be deemed to be provided by a contract between the Corporation and the Agent who serves in such capacity at any time while these Bylaws and other relevant provisions of the NRS and other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

Section 7.8   Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any Agent, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VII.

Section 7.9   Insurance.   Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was an Agent against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VII.

Section 7.10   Constituent Corporations.   For the purposes of this Article VII, references to "the Corporation" shall include, in addition to the resulting corporation, all constituent corporations (including all constituents of constituents) absorbed in a consolidation or merger as well as the resulting or surviving corporation, which, if the separate existence of such constituent corporation had continued, would have had power and authority to indemnify its Agents, so that any Agent of such constituent corporation shall stand in the same position under the provisions of the Article VII with respect to the resulting or surviving corporation as that Agent would have with respect to such constituent corporation if its separate existence had continued.

Section 7.11   Other Enterprises, Fines and Service at the Corporation's Request. For purposes of this Article VII, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation that imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VII.

Section 7.12   Savings Clause.   If this Article VII or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Agent as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated, or by any other applicable law.

Section 7.13   Effect of Amendment.   Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VII and existing at the time of such amendment, repeal or modification.

Section 7.14 Retroactive Effect. To the extent permitted by applicable law, the rights and powers granted pursuant to this Article VII shall apply to acts and actions occurring or in progress prior to its adoption by the Board of Directors.

ARTICLE VIII
RECORDS AND BOOKS

Section 8.1 Maintenance of Share Register. The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the Board of Directors, a record of its stockholders, giving the names and addresses of all stockholders of record and the number and class of shares held by each stockholder.

Section 8.2 Maintenance of Bylaws. The Corporation shall keep at its principal executive office, the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the stockholders at all reasonable times during office hours. If the principal executive office of the Corporation is outside this state and the Corporation has no principal business office in this state, the secretary shall, upon the written request of any stockholder, furnish to such stockholder a copy of the Bylaws as amended to date.

Section 8.3 Maintenance of Other Corporate Records. The accounting books and records and minutes of proceedings of the stockholders and the board of directors and any committee or committees of the Board of Directors shall be kept at such place or places designated by the Board of Directors, or, in the absence of such designation, at the principal executive office of the Corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form.

Section 8.4 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, diskettes or any other information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the NRS.

Section 8.5 Directors' Inspection Right; Reliance Upon Books and Records.

(a) Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of this Corporation and any subsidiary of this Corporation. Such inspection by a director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts. The foregoing rights of inspection shall extend to the records of each subsidiary of the Corporation.

(b) A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such person's duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE IX
INTERESTED DIRECTORS

Section 9.1: Interested Directors.

(a)   A contract or other transaction is not void or voidable solely because the contract or transaction is between the Corporation and one or more of its directors or officers or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or are financially interested; or solely because a common or interested director or officer is present at the meeting of the Board of Directors or a committee thereof that authorizes or approves the contract or transaction; or joins in the signing of a written consent that authorizes or approves the contract or transaction pursuant to subsection 2 of NRS 78.315; or any successor statute, or the vote or votes of a common or interested director are counted for the purpose of authorizing or approving the contract or transaction, provided that (a) the fact of the common directorship, office or financial interest is known to the Board of Directors or committee, and the Board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors; (b) the fact of the common directorship, office or financial interest is known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of the voting power (the votes of the common or interested directors or officers must be counted in any such vote of stockholders); (c) the fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the Board of Directors for action; or (d) the contract or transaction is fair as to the Corporation at the time it is authorized or approved. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof that authorizes, approves or ratifies a contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify a contract or transaction. The foregoing notwithstanding, the fact that the vote or votes of the common or interested director or directors are not counted in the circumstances contemplated above does not prohibit any authorization, approval or ratification of a contract or transaction to be given by written consent pursuant to subsection 2 of NRS 78.315, or any successor statute, regardless of whether the common or interested director signs such written consent or abstains in writing from providing consent.

(b)   Unless otherwise provided in the Articles of Incorporation or these Bylaws, the Board of Directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the Board of Directors establishes the compensation of directors pursuant to this Section 9.1, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence.

ARTICLE X
GENERAL CORPORATE MATTERS

Section 10.1   Notice.

(a) Except as otherwise specifically provided in these Bylaws (including, without limitation, Section 10.1(b) below) or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, telex, overnight express courier, mailgram or facsimile. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. The notice shall be deemed given (i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (ii) in the case of delivery by mail, upon deposit in the mail, (iii) in the case of delivery by overnight express courier, when dispatched, and (iv) in the case of delivery via telegram, telex, mailgram or facsimile, when dispatched. Notice given pursuant to this Section 10.1(a) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the person has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the person has consented to receive notice; (iii) if by any other form of electronic transmission, when directed to the person.

(b)   Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the NRS, the Articles of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 10.1(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

(c)   An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(d)   Whenever notice is required to be given under any provision of these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

Section 10.2 Record Date. For purposes of determining the stockholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days prior to the date of any such meeting nor more than sixty (60) days prior to any other action, and in such case only stockholders of record on the date so fixed are entitled to notice and to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date fixed as aforesaid, except as otherwise provided in the NRS.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the board has been taken, shall be the day on which the first written consent is given.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 10.3 Closing of Transfer Books. The Board of Directors may prescribe a period not exceeding sixty (60) days prior to any meeting of the stockholders during which no transfer of stock on the books of the Corporation may be made, or may fix a date not more than sixty (60) days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting.

Section 10.4 Checks, Drafts, Evidences of Indebtedness. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 10.5   Corporate Contracts and Instruments; How Executed.   The Board of Directors, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board of Directors or within the agency power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 10.6   Dividends.   Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of incorporation, if any, may be declared by the Board of Directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserves in the manner in which it was created.

Section 10.7   Fiscal Year.   The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 10.8   Seal.   The corporate seal shall have inscribed thereon the name of the corporation, the year of its incorporation and the words "Corporate Seal, Nevada."

Section 10.9   Representation of Shares of Other Corporations.   The chairman of the board, the president, or any vice president, or any other person authorized by resolution of the Board of Directors by any of the foregoing designated officers, is authorized to vote on behalf of the Corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the Corporation. The authority herein granted to said officers to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised by any such officer in person or by any person authorized to do so by proxy duly executed by said officer.

Section 10.10 Articles of Incorporation Governs.   In the event of any conflict between the provisions of the Corporation's Articles of Incorporation and Bylaws, the provisions of the Articles of Incorporation shall govern.

Section 10.11 Construction and Definitions.   Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the NRS shall govern the construction of the Bylaws. Without limiting the generality of the foregoing, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

Section 10.12 Severability.   If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation's Articles of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Articles of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Articles of Incorporation) shall remain in full force and effect.

ARTICLE XI
AMENDMENT

Section 11.1   Amendment by Stockholders..   New Bylaws may be adopted or these Bylaws may be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote, or by the written assent of stockholders entitled to vote such shares, except as otherwise provided by law or by the Articles of Incorporation.

Section 11.2   Amendment By Directors.   Subject to the rights of the stockholders as provided in Section 11.1 **o**f this Article XI, Bylaws may be adopted, amended or repealed by the Board of Directors.

S&W SEED COMPANY

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 10, 2011

The stockholder(s) whose signature(s) appear(s) on the reverse side of this proxy form hereby appoint(s) Mark S. Grewal and Matthew K. Szot, and either of them as proxies, with full power of substitution, and hereby authorize(s) them to represent and vote all shares of Common Stock of S&W Seed Company that the stockholder(s) would be entitled to vote on all matters that may come before the Annual Meeting of Stockholders to be held at The Palazzo Resort Hotel, Las Vegas, Nevada at 1:00 p.m. Pacific Time on December 10, 2011, or at any adjournments or postponements thereof. The proxies shall vote subject to the directions indicated on the reverse side of this card, and the proxies are authorized to vote in their discretion upon such other business as may properly come before the meeting and any adjournments or postponements thereof. **The proxies will vote as the Board of Directors recommends where a choice is not specified.**

Please complete, sign, date and mail this proxy form in the accompanying envelope, even if you intend to be present at the meeting. You may also grant your Proxy via the Internet by following the instructions below.

VOTE BY INTERNET
It is fast, convenient, and your vote is immediately confirmed and posted.

Proxy ID: _____   **Authorization Code:** _____

Instructions for voting electronically:
1. Read the accompanying Proxy Statement and Proxy Card
2. Go to www.transferonline.com/proxy
3. Enter your **Proxy ID** and **Authorization Code**
4. Press Continue
5. Make your selections
6. Press Vote Now

(Continued and to be signed and dated on the reverse side)
YOUR VOTE IS IMPORTANT

The Board of Directors recommends a vote <u>FOR</u> the nominees listed below and <u>FOR</u> Proposal Nos. 2 and 3.

Please mark your votes as in this example: ⊠

1.   Election of Directors.

            Michael C. Culhane   Michael M. Nordstrom
            Michael M. Fleming   Charles B. Seidler
            Mark S. Grewal   Grover T. Wickersham

       ☐   FOR the nominees listed above.

       ☐   FOR the nominees listed above EXCEPT: _____

       ☐   WITHHOLD AUTHORITY to vote for all nominees listed above.

2.   Approval of the reincorporation of S&W Seed Company from Delaware to Nevada.

          ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3.   Ratification of the appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2012.

          ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED <u>FOR</u> EACH PROPOSAL.

Signature _____   Date: _____
Print Name: _____

Signature, if Jointly Held _____   Date: _____
Print Name: _____

Please sign exactly as your name(s) appear on Proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Address Change? Mark box, sign and indicate changes below: ☐